SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flow	8
Statement of Changes in Equity
1/01/2020 to 3/31/2020	10
1/01/2019 to 3/31/2019	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Interim Financial Information	25
Comments on the Company’s Projections	77
Other Information Deemed as Relevant by the Company	78
Reports and Statements
Unqualified Reports on Special Review	80
Executive Officers’ Statement on the Financial Statements	81
Executive Officers’ Statement on the Report of Independent Public Accounting Firm	82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	3/31/2020
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Proceed per Share
						(Reais / Share)
Board of Directors’ Meeting	3/26/2020	Interest on Capital Payable		Common		1.37670

PAGE: 2 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2020	12/31/2019
1	Total Assets	46,967,744	46,457,800
1.01	Current Assets	5,158,498	4,896,138
1.01.01	Cash and Cash Equivalents	2,323,366	2,253,210
1.01.03	Accounts Receivable	2,247,095	2,330,658
1.01.03.01	Trade Receivables	2,071,837	2,137,752
1.01.03.02	Other Receivables	175,258	192,906
1.01.03.02.01	Related-Party Balances	175,258	192,906
1.01.04	Inventories	67,899	70,454
1.01.06	Recoverable Taxes	386,074	141,266
1.01.06.01	Current Recoverable Taxes	386,074	141,266
1.01.08	Other Current Assets	134,064	100,550
1.01.08.03	Other	134,064	100,550
1.01.08.03.01	Restricted Cash	26,363	26,018
1.01.08.03.20	Other Assets	107,701	74,532
1.02	Noncurrent Assets	41,809,246	41,561,662
1.02.01	Long-Term Assets	9,210,678	8,821,073
1.02.01.04	Accounts Receivable	229,775	215,275
1.02.01.04.01	Trade Receivables	229,775	215,275
1.02.01.09	Receivables from Related Parties	650,413	657,990
1.02.01.09.03	Receivables from Controlling Shareholders	650,413	657,990
1.02.01.10	Other Noncurrent Assets	8,330,490	7,947,808
1.02.01.10.04	Escrow Deposits	184,109	177,982
1.02.01.10.05	Water National Agency (ANA)	32,558	32,466
1.02.01.10.06	Contract Asset	7,989,875	7,617,714
1.02.01.10.20	Other Assets	123,948	119,646
1.02.02	Investments	103,877	100,749
1.02.02.01	Equity Investments	56,327	53,187
1.02.02.01.03	Equity Investments in Jointly-Owned Subsidiaries	56,327	53,187
1.02.02.02	Investment Properties	47,550	47,562
1.02.03	Property, Plant and Equipment	316,450	314,393
1.02.04	Intangible Assets	32,178,241	32,325,447
1.02.04.01	Intangible Assets	32,178,241	32,325,447
1.02.04.01.01	Concession Agreements	2,202,852	2,207,705
1.02.04.01.02	Program Contracts	15,137,137	15,184,575
1.02.04.01.03	Service Contracts	14,293,152	14,390,763
1.02.04.01.04	Software License of Use	465,779	471,706
1.02.04.01.05	Right of Use	79,321	70,698

PAGE: 3 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2020	12/31/2019
2	Total Liabilities	46,967,744	46,457,800
2.01	Current Liabilities	6,950,358	6,453,424
2.01.01	Labor and Pension Plan Liabilities	602,098	594,279
2.01.01.01	Pension Plan Liabilities	28,135	51,716
2.01.01.02	Labor Liabilities	573,963	542,563
2.01.02	Trade Payables	242,106	369,631
2.01.02.01	Domestic Suppliers	242,106	369,631
2.01.03	Tax Liabilities	172,600	250,318
2.01.03.01	Federal Tax Liabilities	168,226	243,732
2.01.03.01.02	Pis-Pasep and Cofins Payable	85,906	94,027
2.01.03.01.03	INSS (Social Security Contribution) Payable	39,732	39,404
2.01.03.01.20	Other Federal Taxes	42,588	110,301
2.01.03.03	Municipal Tax Liabilities	4,374	6,586
2.01.04	Borrowings and Financing	3,284,540	2,859,843
2.01.04.01	Borrowings and Financing	2,702,040	2,179,580
2.01.04.01.01	In Local Currency	274,532	297,680
2.01.04.01.02	In Foreign Currency	2,427,508	1,881,900
2.01.04.02	Debentures	496,122	601,861
2.01.04.03	Financiang through Lease	86,378	78,402
2.01.05	Other Liabilities	1,999,050	1,829,106
2.01.05.01	Payables to Related Parties	358	293
2.01.05.01.03	Payables to Controlling Shareholders	358	293
2.01.05.02	Outher	1,998,692	1,828,813
2.01.05.02.01	Dividends and Interest on Capital Payable	800,352	800,352
2.01.05.02.04	Services Payable	632,181	474,078
2.01.05.02.05	Refundable Amounts	43,440	42,093
2.01.05.02.06	Program Contract Commitments	275,993	273,932
2.01.05.02.07	Public-Private Partnership (PPP)	111,100	110,291
2.01.05.02.09	Indemnities	9,693	9,693
2.01.05.02.20	Other Liabilities	125,933	118,374
2.01.06	Provisions	649,964	550,247
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	236,062	200,391
2.01.06.01.01	Tax Provisions	27,178	26,375
2.01.06.01.02	Social Security and Labor Provisions	131,619	103,041
2.01.06.01.04	Civil Provisions	77,265	70,975
2.01.06.02	Other Provisions	413,902	349,856
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	15,410	15,086
2.01.06.02.04	Provisions for Customers	204,587	242,001
2.01.06.02.05	Provisions for Suppliers	193,905	92,769
2.02	Noncurrent Liabilities	19,039,549	18,368,593
2.02.01	Borrowings and Financing	11,265,828	10,384,866
2.02.01.01	Borrowings and Financing	7,990,162	6,889,591
2.02.01.01.01	In Local Currency	2,384,970	2,412,693
2.02.01.01.02	In Foreign Currency	5,605,192	4,476,898
2.02.01.02	Debentures	2,826,542	3,039,553
2.02.01.03	Financing through Lease	449,124	455,722

PAGE: 4 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2020	12/31/2019
2.02.02	Other Liabilities	7,024,218	7,064,170
2.02.02.02	Other	7,024,218	7,064,170
2.02.02.02.04	Pension Plan Liabilities	3,366,686	3,360,932
2.02.02.02.05	Program Contract Commitments	76,613	103,321
2.02.02.02.06	Public-Private Partnership (PPP)	3,161,600	3,183,689
2.02.02.02.07	Indemnities	31,740	31,740
2.02.02.02.08	Labor Liabilities	2,172	2,230
2.02.02.02.09	Deferred Cofins / Pasep	145,533	143,693
2.02.02.02.20	Other Liabilities	239,874	238,565
2.02.03	Deferred Taxes	347,409	433,996
2.02.03.01	Deferred Income Tax and Social Contribution	347,409	433,996
2.02.03.01.01	Deferred Income Tax and Social Contribution	347,409	433,996
2.02.04	Provisions	402,094	485,561
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	206,896	245,448
2.02.04.01.01	Tax Provisions	29,005	29,250
2.02.04.01.02	Social Security and Labor Provisions	173,482	209,759
2.02.04.01.04	Civil Provisions	4,409	6,439
2.02.04.02	Other Provisions	195,198	240,113
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	191,686	177,835
2.02.04.02.04	Provisions for Customers	2,740	1,691
2.02.04.02.05	Provisions for Suppliers	772	60,587
2.03	Equity	20,977,837	21,635,783
2.03.01	Paid-up Capital	15,000,000	15,000,000
2.03.04	Profit Reserve	7,547,954	7,547,954
2.03.04.01	Legal Reserve	1,368,406	1,368,406
2.03.04.08	Additional Dividend Proposed	80,973	80,973
2.03.04.10	Reserve for Investments	6,098,575	6,098,575
2.03.05	Retained Earnings/Accumulated Losses	-657,946	0
2.03.06	Equity Valuation Adjustments	-912,171	-912,171

PAGE: 5 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 3/31/2020	1/01/2019 to 3/31/2019
3.01	Revenue from Sales and/or Services	4,042,350	3,878,504
3.02	Cost of Sales and/or Services	-2,422,012	-2,337,103
3.02.01	Cost of Sales and/or Services	-1,913,247	-1,747,145
3.02.02	Construction Cost	-508,765	-589,958
3.03	Gross Profit	1,620,338	1,541,401
3.04	Operating Income/Expenses	-617,310	-399,745
3.04.01	Selling Expenses	-339,459	-198,955
3.04.01.01	Selling Expenses	-181,970	-191,195
3.04.01.02	Allowance for Doubtful Accounts	-157,489	-7,760
3.04.02	General and Administrative Expenses	-284,179	-210,381
3.04.04	Other Operating Income	10,039	13,385
3.04.04.01	Other Operating Income	11,056	14,992
3.04.04.02	Cofins and Pasep	-1,017	-1,607
3.04.05	Other Operating Expenses	-7,286	-5,558
3.04.06	Equity Results	3,575	1,764
3.05	Income before Financial Result and Taxes	1,003,028	1,141,656
3.06	Financial Result	-1,980,285	-150,456
3.06.01	Financial Income	100,156	102,200
3.06.01.01	Financial Income	103,809	107,950
3.06.01.02	Exchange Gains	1,224	-731
3.06.01.03	Cofins and Pasep	-4,877	-5,019
3.06.02	Financial Expenses	-2,080,441	-252,656
3.06.02.01	Financial Expenses	-283,905	-252,477
3.06.02.02	Exchange Losses	-1,796,536	-179
3.07	Earnings before Income Tax	-977,257	991,200
3.08	Income Tax and Social Contribution	319,311	-343,909
3.08.01	Current	232,724	-310,485
3.08.02	Deferred	86,587	-33,424
3.09	Net Result from Continued Operations	-657,946	647,291
3.11	Profit/Loss for the Period	-657,946	647,291
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	-0.96260	0.94701
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	-0.96260	0.94701

PAGE: 6 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current	YTD Previous
		Year	Year
		1/01/2020 to 3/31/2020	1/01/2019 to 3/31/2019
4.01	Net Income for the Period	-657,946	647,291
4.03	Comprehensive Income for the Period	-657,946	647,291

PAGE: 7 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows - Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 3/31/2020	1/01/2019 to 3/31/2019
6.01	Net Cash from Operating Activities	1,188,528	589,840
6.01.01	Cash from Operations	1,776,101	1,493,474
6.01.01.01	Profit before Income Tax and Social Contribution	-977,257	991,200
6.01.01.02	Provision and Inflation Adjustments on Provisions	78,706	46,101
6.01.01.04	Finance Charges from Customers	-197,496	-197,962
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	5,407	3,143
6.01.01.06	Depreciation and Amortization	483,569	410,863
6.01.01.07	Interest on Borrowings and Financing Payable	138,770	138,978
6.01.01.08	Monetary and Exchange Variation on Borrowings and Financing	1,814,857	17,207
6.01.01.09	Interest and Monetary Variation on Liabilities	10,563	9,524
6.01.01.10	Interest and Monetary Variation on Assets	-6,585	-75,621
6.01.01.11	Allowance for Doubtful Accounts	157,489	11,070
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-490	-19,313
6.01.01.13	Equity Results	-3,575	-1,764
6.01.01.14	Interest and Inflation Adjustment (PPP)	112,685	0
6.01.01.15	Other Adjustments	-6,112	-13,163
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	120,419	119,920
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-12,655	-13,569
6.01.01.18	Pension Plan Liabilities	57,806	66,860
6.01.02	Changes in Assets and Liabilities	-394,490	-412,002
6.01.02.01	Trade Receivables	85,760	98,414
6.01.02.02	Related-Party Balances and Transactions	34,075	11,513
6.01.02.03	Inventories	2,555	-4,976
6.01.02.04	Recoverable Taxes	-12,084	44,624
6.01.02.05	Other Assets	-37,128	-36,159
6.01.02.06	Escrow Deposits	-2,730	-12,324
6.01.02.08	Trade Payables and Contractors	-239,274	-328,719
6.01.02.09	Salaries, Payroll Charges and Social Contributions	8,309	-34,809
6.01.02.10	Pension Plan Liabilities	-52,052	-50,056
6.01.02.11	Taxes and Contributions Payable	-77,718	-92,543
6.01.02.12	Services Payable	37,684	6,435
6.01.02.13	Other Liabilities	-81,271	56,069
6.01.02.14	Provisions	-62,456	-68,648
6.01.02.15	Deferred Cofins/Pasep	1,840	-823
6.01.03	Other	-193,083	-491,632
6.01.03.01	Interest Paid	-193,083	-241,164
6.01.03.02	Income Tax and Social Contribution Paid	0	-250,468
6.02	Net Cash from Investing Activities	-403,505	-233,143
6.02.01	Acquisition of Intangible Assets	-393,573	-209,552
6.02.02	Acquisition of Property, Plant and Equipment	-9,587	-18,796
6.02.03	Increase in Investments	0	-10,702
6.02.04	Restricted Cash	-345	5,907

PAGE: 8 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 3/31/2020	1/01/2019 to 3/31/2019
6.03	Net Cash from Financing Activities	-714,867	-1,180,805
6.03.01	Funding	29,792	103,815
6.03.02	Amortization	-580,229	-1,154,042
6.03.03	Payment of Interest on Capital	0	-21
6.03.04	Public-Private Partnership (PPP)	-133,965	-129,157
6.03.05	Program Contract Commitments	-30,465	-1,400
6.05	Increase (Decrease) in Cash and Cash Equivalents	70,156	-824,108
6.05.01	Opening Balance of Cash and Cash Equivalents	2,253,210	3,029,191
6.05.02	Closing Balance of Cash and Cash Equivalents	2,323,366	2,205,083

PAGE: 9 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 1/01/2020 to 3/31/2020

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.03	Restated Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.05	Total Comprehensive Income	0	0	0	-657,946	0	-657,946
5.05.01	Net Income for the Period	0	0	0	-657,946	0	-657,946
5.07	Closing Balances	15,000,000	0	7,547,954	-657,946	-912,171	20,977,837

PAGE: 10 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 1/01/2019 to 3/31/2019

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.03	Restated Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.05	Total Comprehensive Income	0	0	0	647,291	0	647,291
5.05.01	Net Income for the Period	0	0	0	647,291	0	647,291
5.07	Closing Balances	15,000,000	0	5,100,783	647,291	-549,095	20,198,979

PAGE: 11 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2020 to 3/31/2020	1/01/2019 to 3/31/2019
7.01	Revenue	4,178,865	4,146,906
7.01.01	Goods, Products and Services Sold	3,803,878	3,536,147
7.01.02	Other Revenue	11,056	14,992
7.01.03	Revenue from Construction of Own Assets	521,420	603,527
7.01.04	Allowance for/Reversal of Doubtful Accounts	-157,489	-7,760
7.02	Inputs Acquired from Third Parties	-1,571,533	-1,476,216
7.02.01	Costs of Sales and Services	-1,273,809	-1,252,380
7.02.02	Materials, Electricity, Outsourced Services and Others	-290,438	-218,278
7.02.04	Other	-7,286	-5,558
7.03	Gross Value Added	2,607,332	2,670,690
7.04	Retentions	-483,569	-410,863
7.04.01	Depreciation, Amortization and Depletion	-483,569	-410,863
7.05	Net Value Added Produced	2,123,763	2,259,827
7.06	Wealth Received in Transfer	108,608	108,983
7.06.01	Equity Results	3,575	1,764
7.06.02	Financial Income	105,033	107,219
7.07	Total Value Added to Distribute	2,232,371	2,368,810
7.08	Value Added Distribution	2,232,371	2,368,810
7.08.01	Personnel	613,926	622,298
7.08.01.01	Salaries and Wages	424,388	395,114
7.08.01.02	Benefits	153,515	206,362
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,023	20,822
7.08.02	Taxes and Contributions	120,651	753,670
7.08.02.01	Federal	68,333	705,250
7.08.02.02	State	38,819	34,489
7.08.02.03	Municipal	13,499	13,931
7.08.03	Value Distributed to Providers of Capital	2,155,740	345,551
7.08.03.01	Interest	2,151,496	332,670
7.08.03.02	Rental	4,244	12,881
7.08.04	Value Distributed to Shareholders	-657,946	647,291
7.08.04.03	Retained Earnings / Accumulated Loss for the Period	-657,946	647,291

PAGE: 12 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

1.    Quarter Highlights

In 1Q20, the Company recorded net loss of R$ 657.9 million, versus net income of R$ 647.3 million in 1Q19, a decrease of R$ 1,305.2 million.

Adjusted EBITDA totaled R$ 1,483.8 million, R$ 60.9 million less than the R$ 1,544.7 million recorded in 1Q19.

The main highlights of 1Q20 results were:

(a)Economic instability worsened by COVID-19

The world economic instability worsened by the COVID-19 pandemic led to an appreciation in the Dollar and Yen against the Real, significantly affecting financial expenses on loans and financing denominated in foreign currency. In 1Q20, expenses with exchange variations on loans and financing increased by R$ 1,796.3 million.

In addition to the effect on financial expenses, there was an impact on the allowance for doubtful accounts, in the amount of R$ 149.7 million.

(b)Operation in the municipality of Santo André

The operation in the municipality of Santo André, started in August 2019, increased gross operating revenue by R$ 80.1 million and expenses by R$ 65.0 million quarter over quarter in 1Q20, as shown below:

Impacts of Santo André (R$ million)			Var.
	1Q20	1Q19	R$
Gross Revenue - Wholesale(1)	-	13.0	(13.0)
Revenue - Retail(2)	93.1	-	93.1
(=) Total Gross Revenue	93.1	13.0	80.1
COFINS and PASEP taxes	(6.9)	(1.0)	(5.9)
Net Revenue	86.2	12.0	74.2
Costs and expenses(3)	(44.5)	-	(44.5)
Allowance for doubtful accounts	(0.7)	19.8	(20.5)
(=) Total Expenses	(45.2)	19.8	(65.0)
(=) Net effect	41.0	31.8	9.2

(1)      Revenue in 1Q19, referring to wholesale billing.

(2)      Revenue in 1Q20, referring to retail billing, due to the operation.

(3)      Costs and expenses in 1Q20, related to the operation (excluding indirect costs and expenses).

(c) Signing of a new health plan with Fundação CESP - FUNCESP

With the start of the health plan administered by Fundação CESP, in August 2019, healthcare expenses fell by R$ 44.9 million in 1Q20, as shown below:

R$ million
	1Q20	1Q19	Var.
Healthcare expenses	(54.0)	(98.9)	44.9

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Comments on the Company’s Performance

2.    Financial Highlights

R$ million

			Var.
	1Q20	1Q19	R$	%
Gross operating revenue	3,803.9	3,536.1	267.8	7.6
Construction revenue	521.4	603.5	(82.1)	(13.6)
COFINS and PASEP and TRCF taxes	(282.9)	(261.1)	(21.8)	8.3
(=) Net operating revenue	4,042.4	3,878.5	163.9	4.2
Costs and expenses	(2,536.9)	(2,156.4)	(380.5)	17.6
Construction costs	(508.8)	(590.0)	81.2	(13.8)
Equity result	3.6	1.8	1.8	100.0
Other operating revenues (expenses), net	2.8	7.8	(5.0)	(64.1)
(=) Earnings before financial result, income tax and social contribution	1,003.1	1,141.7	(138.6)	(12.1)
Financial result	(1,980.3)	(150.5)	(1,829.8)	-
(=) Earnings before income tax and social contribution	(977.2)	991.2	(1,968.4)	(198.6)
Income tax and social contribution	319.3	(343.9)	663.2	(192.8)
(=) Net income/(loss)	(657.9)	647.3	(1,305.2)	(201.6)
Earnings /(loss) per share (R$)*	(0.96)	0.95

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (non-accounting measures)

R$ million

			Var.
	1Q20	1Q19	R$	%
Net income/(loss)	(657.9)	647.3	(1,305.2)	(201.6)
Income tax and social contribution	(319.3)	343.9	(663.2)	(192.8)
Financial result	1,980.3	150.5	1,829.8	-
Other operating revenues (expenses), net	(2.8)	(7.8)	5.0	(64.1)
(=) Adjusted EBIT*	1,000.3	1,133.9	(133.6)	(11.8)
Depreciation and amortization	483.5	410.8	72.7	17.7
(=) Adjusted EBITDA**	1,483.8	1,544.7	(60.9)	(3.9)
(%) Adjusted EBITDA margin	36.7	39.8

* Adjusted EBIT corresponds to net income/(loss) before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income/(loss) before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution and; (iv) depreciation and amortization expenses.

In 1Q20, net operating revenue, which considers construction revenue, totaled R$ 4,042.4 million, up 4.2% from 1Q19.

Costs and expenses, which consider construction costs, totaled R$ 3,045.7 million, up 10.9% from 1Q19.

Adjusted EBIT totaled R$ 1,000.3 million, down 11.8% from the R$ 1,133.9 million recorded in 1Q19.

Adjusted EBITDA totaled R$ 1,483.8 million, down 3.9% from the R$ 1,544.7 million recorded in 1Q19 (R$ 7,449.6 million in the last twelve months).

The adjusted EBITDA margin was 36.7% in 1Q20, compared to 39.8% in 1Q19 (41.1% in the last twelve months).

Excluding the effects of revenues and construction costs, adjusted EBITDA margin reached 41.8% in 1Q20, compared to 46.8% in 1Q19 (48.3% in the last 12 months).

In 1Q20, the Company recorded net loss of R$ 657.9 million, compared to net income of R$ 647.3 million in 1Q19.

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Comments on the Company’s Performance

3.    Gross operating revenue

Gross operating revenue related to sanitation services, in the amount of R$ 3,803.0 million, which does not consider construction revenue, increased by R$ 267.8 million, or 7.6%, from the R$ 3,536.1 million recorded in 1Q19.

The main factors that led to this variation were:

•      4.7% tariff adjustment since May 2019;

•      2.2% increase in total billed volume, of which 2.0% from water services and 2.5% from sewage services, excluding the volumes of Santo André;

•      R$ 80.1 million increase in operating revenue, due to the operation in the municipality of Santo André, which started in August 2019.

4.    Construction revenue

In 1Q20, construction revenue decreased by R$ 81.2 million, or 13.8%, when compared to 1Q19, mainly due to higher investments in the construction of assets in 1Q19.

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Comments on the Company’s Performance

5.   Billed volume

The tables below show water and sewage billed volumes quarter over quarter, according to customer category and region. The volumes from the municipality of Santo André are presented separately.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	1Q20	1Q19	Var. %	1Q20	1Q19	Var. %	1Q20	1Q19	Var. %
Residential	442.1	432.1	2.3	381.1	369.8	3.1	823.2	801.9	2.7
Commercial	43.7	43.6	0.2	42.4	42.3	0.2	86.1	85.9	0.2
Industrial	8.0	8.2	(2.4)	9.7	9.9	(2.0)	17.7	18.1	(2.2)
Public	10.3	10.4	(1.0)	9.2	9.3	(1.1)	19.5	19.7	(1.0)
Total retail	504.1	494.3	2.0	442.4	431.3	2.6	946.5	925.6	2.3
Wholesale (3)	21.2	20.5	3.4	4.0	4.3	(7.0)	25.2	24.8	1.6
Subtotal	525.3	514.8	2.0	446.4	435.6	2.5	971.7	950.4	2.2
Santo André (4)	13.1	17.7	(26.0)	13.1	4.3	204.7	26.2	22.0	19.1
Total	538.4	532.5	1.1	459.5	439.9	4.5	997.9	972.4	2.6
	Water			Sewage			Water + Sewage
WATER AND SEWAGE BILLED VOLUME (1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	1Q20	1Q19	Var. %	1Q20	1Q19	Var. %	1Q20	1Q19	Var. %
Metropolitan	331.9	322.2	3.0	291.3	281.4	3.5	623.2	603.6	3.2
Regional (2)	172.2	172.1	0.1	151.1	149.9	0.8	323.3	322.0	0.4
Total retail	504.1	494.3	2.0	442.4	431.3	2.6	946.5	925.6	2.3
Wholesale (3)	21.2	20.5	3.4	4.0	4.3	(7.0)	25.2	24.8	1.6
Subtotal	525.3	514.8	2.0	446.4	435.6	2.5	971.7	950.4	2.2
Santo André (4)	13.1	17.7	(26.0)	13.1	4.3	204.7	26.2	22.0	19.1
Total	538.4	532.5	1.1	459.5	439.9	4.5	997.9	972.4	2.6

(1)  Unaudited

(2)  Including coastal and interior regions

(3)  Wholesale includes volumes of reuse water and non-domestic sewage

(4)  Billed volume in the retail segment in 1Q20 and in the wholesale segment in 1Q19

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Comments on the Company’s Performance

6.   Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 299.3 million in 1Q20 (10.9%). Excluding construction costs, the increase was R$ 380.5 million (17.6%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenues was 75.3% in 1Q20, compared to 70.8% in 1Q19.

R$ million

			Var.
	1Q20	1Q19	R$	%
Salaries and payroll charges and Pension plan obligations	677.8	681.0	(3.2)	(0.5)
General supplies	65.7	57.4	8.3	14.5
Treatment materials	93.8	86.7	7.1	8.2
Services	424.1	422.2	1.9	0.5
Electricity	326.5	283.0	43.5	15.4
General expenses	292.4	191.7	100.7	52.5
Tax expenses	15.6	15.8	(0.2)	(1.3)
Sub-total	1,895.9	1,737.8	158.1	9.1
Depreciation and amortization	483.5	410.8	72.7	17.7
Allowance for doubtful accounts	157.5	7.8	149.7	1,919.2
Subtotal	641.0	418.6	222.4	53.1
Costs, administrative and selling expenses	2,536.9	2,156.4	380.5	17.6
Construction costs	508.8	590.0	(81.2)	(13.8)
Costs, adm & selling expenses and construction costs	3,045.7	2,746.4	299.3	10.9
% of net revenue	75.3	70.8

Salaries and payroll charges and Pension plan liabilities

In 1Q20, the R$ 3.2 million decrease was due to: (i) the R$ 44.9 million decrease in healthcare expenses; and (ii) the R$ 8.9 million decrease with pension plans, as a result of changes in the actuarial assumptions.

The decreases were partially offset by the R$ 47.1 million increase, mainly the 4.99% salary adjustment in May 2019 and the application of 2.0% referring to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2020.

Services

Expenses with services totaled R$ 424.1 million, an increase of R$ 1.9 million, or 0.5%, from the R$ 422.2 million recorded in 1Q19. The main changes were:

•     R$ 21.5 million increase in labor expenses with employees assigned by the municipality of Santo André;

•     R$ 15.2 million increase in customer services;

•     R$ 15.8 million decrease with meter reading and bill delivery;

•     R$ 15.2 million decrease in labor expenses with employees assigned by the municipality of Guarulhos; and

•     R$ 9.1 million decrease in technical services for reduction of losses.

PAGE: 17 of 82

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Comments on the Company’s Performance

Electricity

Electricity expenses totaled R$ 326.5 million in 1Q20, up R$ 43.5 million, or 15.4%, from the R$ 283.0 million recorded in 1Q19. Of total electricity expenses, the Free Market Tariffs (Ambiente de Contratação Livre - ACL) accounted for 44.9% (including the Grid Market Tariffs (Tarifas de Uso do Sistema de Distribuição - TUSD)), while the Regulated Market Tariffs (Ambiente de Contratação Regulada - ACR) accounted for 55.1%.

The variations were mainly due to:

•     Average increase of 24.3% in ALC prices, with a 52.3% increase in consumption; and

•     Average increase of 0.3% in ACR tariffs, with a 10.2% decrease in consumption.

General expenses

Increase of R$ 100.7 million, or 52.5%, totaling R$ 292.4 million in 1Q20, compared to the R$ 191.7 million recorded in 1Q19, mainly due to:

•     Higher provisioning for lawsuits in 1Q20, in the amount of R$ 63.4 million, mainly because of reversals of lawsuits in 1Q19, in the amount of R$ 45.9 million, arising from changes in the expectation of loss; and

•     Higher provision for transfer to Municipal Sanitation Funds, in the amount of R$ 8.5 million, with the main increase referring to the municipality of São Paulo, totaling R$ 2.1 million.

Depreciation and amortization

Increase of R$ 72.7 million, or 17.7%, from the startup of intangible assets, in the amount of R$ 3.4 billion.

Allowance for doubtful accounts

Increase of R$ 149.7 million, as a result of higher default recorded in 1Q20 and the expectation of an increase in future losses, due to the economic instability worsened by COVID-19.

PAGE: 18 of 82

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Comments on the Company’s Performance

7.   Financial result

R$ million

			Var.
	1Q20	1Q19	R$	%
Financial expenses, net of income	(159.0)	(150.7)	(8.3)	5.5
Monetary and exchange variations, net	(1,821.3)	0.2	(1,821.5)	-
Financial Result	(1,980.3)	(150.5)	(1,829.8)	-

Financial expenses, net of income

R$ million

			Var.
	1Q20	1Q19	R$	%
Financial expenses
Interest and charges on domestic loans and financing	(73.6)	(81.2)	7.6	(9.4)
Interest and charges on international loans and financing	(49.1)	(42.4)	(6.7)	15.8
Other financial expenses	(99.1)	(104.2)	5.1	(4.9)
Total financial expenses	(221.8)	(227.8)	6.0	(2.6)
Financial income	62.8	77.1	(14.3)	(18.5)
Financial expenses, net of income	(159.0)	(150.7)	(8.3)	5.5

Increase of R$ 8.3 million, due to:

•     R$ 7.6 million decrease in interest and charges on domestic loans and financing, mainly due to the reduction of the DI rate and the long-term interest rate in 1Q20 (3.65% and 5.09%, respectively), compared to 1Q19 (6.40% and 7.03%, respectively);

•     R$ 6.7 million increase in interest and charges on international loans and financing, as a result of: (i) higher appreciation of the Dollar against the Real in 1Q20, compared to the appreciation recorded in 1Q19 (29.0% and 0.6%, respectively); and (ii) appreciation of the Yen against the Real in 1Q20, compared to the depreciation recorded in 1Q19 (30.1% and -0.2%, respectively);

•     R$ 5.1 million decrease in other financial expenses, as a result of lower recognition of interest on lawsuits, in the amount of R$ 5.0 million; and

•     R$ 14.3 million decrease in financial income, mostly from the lower yield on financial investments in 1Q20, due to the reduction in the remuneration of the DI rate.

Monetary and exchange variations, net

R$ million

			Var.
	1Q20	1Q19	R$	%
Monetary and exchange variations on liabilities
Monetary variation on loans and financing	(18.6)	(16.7)	(1.9)	11.4
Exchange variation on loans and financing	(1,796.5)	(0.2)	(1,796.3)	-
Other monetary variations	(43.6)	(8.0)	(35.6)	445.0
Total monetary and exchange variations on liabilities	(1,858.7)	(24.9)	(1,833.8)	-
Monetary/exchange variation on assets	37.4	25.1	12.3	49.0
Monetary/exchange variations, net	(1,821.3)	0.2	(1,821.5)	-

The effect of net monetary and exchange variation in 1Q20 was R$ 1,821.5 million higher than in 1Q19, highlighting:

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Comments on the Company’s Performance

•     R$ 1,796.3 million increase in exchange variations on loans and financing, due to: (i) higher appreciation of the Dollar against the Real in 1Q20, compared to the appreciation recorded in 1Q19 (29.0% and 0.6%, respectively); and (ii) appreciation of the Yen against the Real in 1Q20, compared to the depreciation recorded in 1Q19 (30.1% and -0.2%, respectively); and

•     R$ 35.6 million increase in other monetary variations, due to: (i) monetary variation on the liabilities of the São Lourenço Production System, in the amount of R$ 18.8 million; and (ii) increase in monetary variation on lawsuits, in the amount of R$ 14.6 million.

8.   Income tax and social contribution

The loss recorded in 1Q20, mainly caused by the increase in expenses with exchange variation and allowance for doubtful accounts, reduced income tax and social contribution by R$ 663.2 million.

9.   Indicators

Operating

Operating indicators (*)	1Q20	1Q19%
Water connections(1)	9,980	9,484	5.2
Sewage connections(1)	8,375	7,893	6.1
Population directly served - water(2)	27.1	26.2	3.4
Population directly served - sewage(2)	23.9	22.8	4.8
Number of employees	13,923	14,213	(2.0)
Water volume produced(3)	731	719	1.6
IPM - Measured water loss (%)(4)	28.9	29.9	(3.3)
IPDt (liters/connection x day)(4)	284	291	(2.4)

(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Does not include wholesale

(3) In millions of cubic meters

(4) Does not include Guarulhos and Santo André

(*)  Unaudited

Managerial

The Managerial performance indicators below show gross revenue, operating expense and EBITDA, all of them per billed cubic meter.

The historical series is presented since 2014, based on quarterly accounting data released by the Company, excluding some non-recurring and significant events that would distort the result.

In order to check the behavior of the period on a same price basis, all indicators were calculated on average values for 1Q20, adjusted by the variation of the Amplified Consumer Price Index (IPCA).

Gross revenue per billed cubic meter shows average growth, especially after 3Q15. In 1Q20, the result was higher than in 1Q19.

Operating expenses per billed cubic meter increased in a controlled manner, compatible with the expansion of the operations, quarter over quarter, showing flat average behavior and disciplined management of costs.

Finally, EBITDA per cubic meter showed average growth in 1Q20, mainly because of the behavior of gross revenues and operating expenses.

PAGE: 20 of 82

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Comments on the Company’s Performance

Total Gross Revenue per m³ Billed - R$/m³

Figures at 1Q20 average prices, updated by IPCA

The following were not considered:

Revenue:

-  Construction revenue

-  R$ 928 million referring to the agreement with Guarulhos in 4Q18

-  R$ 1,254 million referring to the agreement with Santo André in 3Q19

Operating Expenses per m³ Billed - R$/m³

Figures at 1Q20 average prices, updated by IPCA

Expenses considered: personnel, treatment materials, general supplies, third-party services, electricity, general expenses and tax expenses

Reversals excluded:

-  R$ 696 million referring to the agreement with the State Government in 1Q15

-  R$ 307 million referring to the migration of the additional pension plan in 3Q16

-  R$ 173 million referring to the end of TAC Retirees in 3Q19

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Comments on the Company’s Performance

EBITDA per m³ Billed - R$/m³

Figures at 1Q20 average prices, updated by IPCA

The following were not considered:

Revenue:

-  R$ 928 million referring to the agreement with Guarulhos in 4Q18

-  R$ 1.254 million referring to the agreement with Santo André in 3Q19

Reversal of Expenses:

-  R$ 696 million referring to the agreement with the State Government in 1Q15

-  R$ 307 million referring to the migration of the additional pension plan in 3Q16

-  R$ 173 million referring to the end of TAC Retirees in 3Q19

Economic

Economic variables at the close of the quarter (*)	1Q20	1Q19
Amplified Consumer Price Index(1)	0.53	1.51
National Consumer Price Index(1)	0.54	1.68
Consumer Price Index(1)	0.50	1.64
Referential Rate(1)	0.0000	0.0000
Interbank Deposit Certificate(2)	3.65	6.40
DOLLAR(3)	5.1987	3.8967
YEN(3)	0.04835	0.03521

(1) Accrued in the year (%)

(2) Annual average

(3) Ptax sale rate on the last day

(*) Unaudited

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Comments on the Company’s Performance

10.   Loans and financing

On April 27, 2020, the Company held its 25th debenture issue, in a single series, in the amount of R$ 1.45 billion. The proceeds will be allocated to refinance financial commitments maturing in 2020 and to recompose cash. The maturity will be October 2021 at an interest rate of CDI + 3.30% p.a.

It is also worth noting that the Company translated into Reais the debit balance of loan 2202/OC-BR contracted with the Inter-American Development Bank (BID) related to Phase III of the Tietê River Depollution Program, amounting to US$ 494,616,801.20, as detailed below:

•      Date: Execution: April 27, 2020 / effective: May 5, 2020

•      Expiration: September 3, 2035

•      Amortization: semi-annual installments

•      Total amount:

➢  From: US$ 494,616,801.20

➢  To: R$ 2,810,907,281.22

•      Interest rate:

➢  From: Dollar - Libor 3 months + 0.39% per year (*)

➢  To: Reais - DI + 0.06% per year (*)

(*) On this rate, the variable margin for borrowings from BID Ordinary Capital is added. This rate is periodically determined by the bank and today is at 80 bps

									R$ mil
	DEBT PROFILE
INSTITUTION	2020	2021	2022	2023	2024	2025	2026	TOTAL	% Total
Local
Debentures	267,386	486,141	565,208	367,886	702,802	282,068	651,173	3,322,664	23
Brazilian Federal Savings Bank	63,998	89,190	94,042	86,950	85,771	91,143	919,259	1,430,353	10
BNDES	100,938	134,584	134,584	128,892	123,400	105,467	435,966	1,163,831	8
Lease	79,224	50,758	35,024	34,039	37,080	40,401	258,976	535,502	4
Others	1,396	2,918	3,101	3,050	1,384	1,269	-	13,118	0
Interest and charges	52,200	-	-	-	-	-	-	52,200	0
Total Local	565,142	763,591	831,959	620,817	950,437	520,348	2,265,374	6,517,668	45
Foreign
BID	109,664	219,327	219,327	219,327	219,327	219,327	1,644,141	2,850,440	20
BIRD	15,803	31,606	31,606	31,606	31,606	31,606	269,251	443,084	3
Eurobonds	1,818,927	-	-	-	-	-	-	1,818,927	13
JICA	106,795	203,546	203,546	203,546	203,546	203,546	1,529,089	2,653,614	18
BID 1983AB	91,977	39,990	39,990	38,734	-	-	-	210,691	1
Interest and other charges	55,944	-	-	-	-	-	-	55,944	0
Total Foreign	2,199,110	494,469	494,469	493,213	454,479	454,479	3,442,481	8,032,700	55
Total	2,764,252	1,258,060	1,326,428	1,114,030	1,404,916	974,827	5,707,855	14,550,368	100

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Comments on the Company’s Performance

Covenants

The table below shows the most restrictive covenants in 1Q20:

Covenants
Adjusted EBITDA/Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt/Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt /Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1)/Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA/Financial Expenses Paid	Equal to or higher than 2.35
Net Debt/Adjusted EBITDA	Equal to or lower than 3.50

(1)“ Other Onerous Debts” correspond to the sum of pension plan liabilities and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

11.   Capex

The Company invested R$ 715.9 million in 1Q20,  R$ 283.7 million of which correspond to investments that did not affect cash.

PAGE: 24 of 82

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Notes to the Interim Financial Information

1      Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government (GESP). The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of March 31, 2020, the Company operated water and sewage services in 372 municipalities of the São Paulo State. Most of these municipalities’ operations are based on 30-year concession, program and services contracts; of the 372 municipalities served, 326 have already signed contracts, pursuant to Law 11,445/2007.

Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. The table below shows a summary of the contractual situation of the municipalities served:

	March 31, 2020	December 31, 2019	March 31, 2019

Total municipalities that have already signed contracts*	328	325	307
Balance – intangible and contract assets	36,171,535	35,990,087	29,399,362
Percentage of intangible and contract assets	90.05%	90.10%	79.94%
Revenue from sanitation services (excluding construction revenue)	3,498,608	13,700,777	2,991,621
Percentage of revenue from sanitation services (excluding construction revenue)	91.97%	84.92%	84.60%

Municipalities with contracts under negotiation (expired):	20	21	35
Balance – intangible and contract assets	1,627,183	1,637,878	4,448,997
Percentage of intangible and contract assets	4.05%	4.10%	12.10%
Revenue from sanitation services (excluding construction revenue)	127,216	451,603	247,981
Percentage of revenue from sanitation services (excluding construction revenue)	3.34%	2.80%	7.01%

Municipalities with concession agreements due by 2030:	26	27	31
Balance – intangible and contract assets	1,183,899	1,181,172	1,990,562
Percentage of intangible and contract assets	2.95%	2.96%	5.41%
Revenue of revenue from sanitation services (excluding construction revenue)	149,229	588,628	255,663
Percentage of revenue from sanitation services (excluding construction revenue)	3.92%	3.65%	7.23%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.00%	43.37%	46.76%
Percentage of revenue from sanitation services (excluding construction revenue)	45.65%	44.48%	47.39%
* Includes the municipalities of Tapiratiba and Tejupá, which signed contracts in October 2019 and March 2020, and will be provided with services as from April and September 2020, respectively.

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Notes to the Interim Financial Information

The Company operates under an authorization by public deeds, which are valid and governed by the Brazilian Civil Code, in the municipalities of Ilhabela, Juquitiba and Ubatuba. The revenue from sanitation services (excluding construction revenue) of these municipalities in the three-month period ended March 31, 2020, totaled R$ 25,351 (R$ 23,710 in the three-month period ended March 31, 2019) and the total amount of intangible and contract assets for these municipalities was R$ 351,455 as of March 31, 2020 (R$ 351,441 as of March 31, 2019).

The Company's shares have been listed in the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Economic instability worsened by COVID-19

The global economic instability worsened in early 2020 with the outbreak of a new coronavirus, which was considered pandemic by the World Health Organization.  Accordingly, SABESP  has adopted and has taken all preventive measures to ensure the continuity and quality of the services provided to the population, given that the services rendered by the Company have become even more essential to the society in the context of the COVID-19  pandemic and any interruption in water supply by a basic sanitation company may compromise the guidance given by the World Health Organization (WHO) for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented a number of preventive measures so that its employees are not exposed situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working from their houses; (ii) restriction of domestic and international trips; (iii) use of remote means of communication; and (iv) anticipation of the vaccination campaign; among others. The Company also took all necessary preventive measures so that employees with strategic functions can work without increasing the risk of contamination, thus ensuring the continuity in the provision of essential services.

Some materials used to treat water and sewage are imported and may undergo some type of restriction, but they can be replaced by alternative products in Brazil. Accordingly, Management does not expect any negative effects on the Company’s operations.

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Notes to the Interim Financial Information

As of March 19, 2020, the Company’s Board of Directors approved the proposal to exempt customers in the Residencial Social and Residencial Favela categories from paying water and sewage bills. The exemption comprises all municipalities operated by the Company, for a period of 90 days for bills issued as of April 1, 2020.

The economic instability, worsened by the COVID-19 pandemic, brought adverse effects to the Company, such as a reduction in revenues from commercial and industrial customers, postponement of the tariff adjustment, increase in default, high exchange volatility and increase in the cost of new fundraisings. Opposed to the adverse effects, there was a positive effect, such as the increase in revenues from residential customers, except for the social and favela categories, as well as the postponement of the payment of 50% of the Regulation, Control and Inspection Fee (TRCF) to January 2021.

Because of the adverse effects, the Company reduced expenses and budget adjustments to preserve economic and financial sustainability and, on April 27, 2020,  it held the 25th debenture issue in the amount of R$ 1.45 billion. In addition to these initiatives, on April 28, 2020, the Company concluded the translation of a debt  contracted with the Inter-American Development Bank (BID), from US$ 494.6  million  to R$ 2,810.9 million, reducing its exposure to the variation of the US dollar.

Management expects that the initiatives implemented because of the impacts above-mentioned, in addition to the signature of contracts with the municipalities of Guarulhos and Santo André, improved water security, due to the works carried out, and the credit lines contracted for purposes of investments, will be sufficient to meet its commitments and not compromise the Company’s continuity.

The financial statements were approved by the Board of Directors on May 14, 2020.

2                Basis of preparation and presentation of the interim financial information

Presentation of the interim financial information

The interim financial information as of March 31, 2020, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form – ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2020, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2019, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.          Summary of significant accounting policies (Note 3);

ii.          Changes in accounting practices and disclosures (Note 4);

iii.          Risk management – financial instruments (Note 5.4);

iv.          Key accounting estimates and judgments (Note 6);

v.          Related-party balances and transactions (Note 10);

vi.          Investments (Note 11);

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Notes to the Interim Financial Information

vii.          Contract asset (Note 13)

viii.          Intangible assets (Note 14);

ix.          Borrowings and financing (Note 16);

x.          Deferred taxes and contributions (Note 18);

xi.          Provisions (Note 19);

xii.          Employees benefits (Note 20);

xiii.          Equity (Note 23);

xiv.          Insurance (Note 26);

xv.          Financial income (expenses) (Note 29).

All material information related to the interim financial information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of reais, unless otherwise stated.

3                Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information for the quarter ended March 31, 2020 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2019, disclosed on Note 3.

4                Risk Management

4.1  Financial Risk Management Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)               Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

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Notes to the Interim Financial Information

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of R$ 8,055,497 as of March 31, 2020 (R$ 6,382,009 as of December 31, 2019). The Company’s exposure to exchange risk is as follows:

	March 31, 2020		December 31, 2019
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,027,747	5,342,948	1,051,881	4,239,817
Borrowings and financing – Yen	54,945,303	2,656,605	56,452,885	2,097,225
Interest and charges from borrowings and financing – US$		50,638		32,242
Interest and charges from borrowings and financing – Yen		5,306		12,725
Total exposure		8,055,497		6,382,009
Borrowing cost – US$		(19,806)		(20,173)
Borrowing cost – Yen		(2,991)		(3,038)
Total foreign currency-denominated borrowings (Note 15)		8,032,700		6,358,798

The 26.3% increase in foreign currency-denominated debt from March 31, 2019 to March 31, 2020 was mainly due to the appreciation of the US dollar and Yen against the Real, as shown below:

	March 31,	December 31,
	2020	2019	Var.
US$	R$ 5.1987	R$ 4.0307	29.0%
Yen	R$ 0.04835	R$ 0.03715	30.1%

From January to March 2020, the Company recorded R$ 1,796,539 from the exchange variation of the borrowing and financing agreements. As of March 31, 2020, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the three-month period ended March 31, 2020 would have been R$ 805,550 (R$ 663,328 for the three-month period ended March 31, 2019), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

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Notes to the Interim Financial Information

	Scenario I	Scenario II	Scenario III
	(Probable)	(+25%)	(+50%)
	(*)
Net currency exposure as of March 31, 2020 (Liabilities) in
US$	1,027,747	1,027,747	1.027.747
US$ rate as of March 31, 2020	5.1987	5.1987	5,1987
Exchange rate estimated according to the scenario	5.0000	6.2500	7,50000
Difference between the rates	0.1987	(1.0513)	(2,3013)
Effect on net financial result in R$ - gain/(loss)	204,213	(1,080,470)	(2.365.154)
Net currency exposure as of March 31, 2020 (Liabilities) in
Yen	54,945,303	54,945,303	54.945.303
Yen rate as of March 31, 2020	0.04835	0.04835	0,04835
Exchange rate estimated according to the scenario	0.04888	0.06110	0,07332
Difference between the rates	(0.00053)	(0.01275)	(0,02497)
Effect on net financial result in R$ - (loss)	(29,121)	(700,553)	(1.371.984)
Total effect on net financial result in R$ -
gain/(loss)	175,092	(1,781,023)	(3,737,138)

 (*) For the probable scenario in US dollar, the exchange rate estimated for March 31, 2021 was used, pursuant to the BACEN Focus Report of May 8, 2020, while for the Yen, the average exchange rate was considered for the 12-month period after March 31, 2020, according to B3’s Reference Rates report of March 31, 2020.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

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Notes to the Interim Financial Information

The Company has not entered into any derivative contract to hedge against this risk; however it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	March 31, 2020	December 31, 2019
CDI (i)	1,866,755	1,866,755
TR (ii)	1,669,015	1,675,203
IPCA (iii)	1,075,768	1,366,134
TJLP (iv)	1,329,460	1,381,342
LIBOR (v)	3,523,404	2,829,073
Interest and charges	64,187	105,667
Total	9,528,589	9,224,174

(i)     CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)    TR – Interest Benchmark Rate

(iii)  IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)   TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)    LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of March 31, 2020, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2020 would have been R$ 95,286 (R$ 81,193 for the three-month period ended March 31, 2019), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of March 31, 2020 are the carrying amounts of instruments classified cash and cash equivalents, restricted cash, trade receivables and accounts receivable from related parties in the reporting period. See additional information in Notes 6, 7, 8 and 9.

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Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment loss can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	March 31, 2020	December 31, 2019
Cash and cash equivalents
AA(bra)	2,266,090	2,193,725
AAA(bra)	38,514	41,992
Other (*)	18,762	17,493
	2,323,366	2,253,210

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of March 31, 2020, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	A1.br	brAAA

(c)        Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the Company’s financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base date of March 31, 2020.

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Notes to the Interim Financial Information

	April to December					2025
	2020	2021	2022	2023	2024	onwards	Total
March 31, 2020
Liabilities Borrowings and financing	3,150,697	1,700,750	1,726,494	1,447,671	1,695,025	7,721,598	17,442,235
Trade payables and contractors	242,106	-	-	-	-	-	242,106
Services payable	632,181	-	-	-	-	-	632,181
Public-Private Partnership – PPP	368,536	383,421	383,421	383,421	338,765	4,615,324	6,472,888
Program contract commitments	246,854	47,228	32,478	32,478	1,026	13,923	373,987
Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses and the most restrictive ones are shown in Note 15 (b).

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2020, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

March 31, 2020
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%
Assets CDI	2,221,779	5.00%(*)	3.75%	2.50%
Financial income		111,089	83,317	55,544
Liabilities CDI	(1,866,755)	5.00%(*)	3.75%	2.50%
Interest to be incurred		(93,338)	(70,003)	(46,669)
CDI net exposure	355,024	17,751	13,314	8,875
Liabilities TR	(1,669,015)	0.00%(***)	0.00%	0.00%
Expenses to be incurred		-	-	-
IPCA	(1,075,768)	3.57%(*)	4.46%	5.36%
Expenses to be incurred		(38,405)	(47,979)	(57,661)
TJLP	(1,329,460)	5.09%(*)	6.36%	7.64%
Interest to be incurred		(67,670)	(84,554)	(101,571)
LIBOR	(3,523,404)	0.64%(**)	0.80%	0.96%
Interest to be incurred		(22,550)	(28,187)	(33,825)

Total net expenses to be incurred		(110,874)	(147,406)	(184,182)

(*)      Source: CDI and IPCA (BACEN Focus Report, March 31, 2020) and long-term interest rate as of March 31, 2020 (BACEN).

(**) Source: Bloomberg.

(***) Source: B3.

(i)   Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2020 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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Notes to the Interim Financial Information

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	March 31, 2020	December 31, 2019
Total borrowings and financing (Note 15)	14,550,368	13,244,709
(-) Cash and cash equivalents (Note 6)	(2,323,366)	(2,253,210)
Net debt	12,227,002	10,991,499
Total equity	20,977,837	21,635,783
Total (shareholders plus creditor’s equity)	33,204,839	32,627,282
Leverage ratio	37%	34%

As of March 31, 2020, the leverage rate increased to 37% compared to the 34% as of December 31, 2019, mainly because of the increase in net debt, due to the appreciation of the US dollar and Yen, as well as by the reduction in equity arising from the loss reported in the period.

4.3 Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

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Notes to the Interim Financial Information

The estimated fair values of financial instruments are as follows:

Financial assets

	March 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,323,366	2,323,366	2,253,210	2,253,210
Restricted cash	26,363	26,363	26,018	26,018
Trade receivables	2,301,612	2,301,612	2,353,027	2,353,027
ANA	32,558	32,558	32,466	32,466
Other assets	231,649	231,649	194,178	194,178

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 825,671 as of March 31, 2020 (R$ 850,896 as of December 31, 2019), which were calculated in accordance with the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 9 to the financial statements. Part of this balance, totaling R$ 728,022 (R$ 747,579 as of December 31, 2019), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial liabilities

	March 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	14,550,368	15,454,455	13,244,709	13,937,611
Trade payables and contractors	242,106	242,106	369,631	369,631
Services payable	632,181	632,181	474,078	474,078
Program contract commitments	352,606	352,606	377,253	377,253
Public-Private Partnership - PPP	3,272,700	3,272,700	3,293,980	3,293,980

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of March 31, 2020, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2019.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, taking into account the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5                Key accounting estimates and judgments

The preparation of the financial statements requires Management to make judgements and use assumptions based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

The areas that require a higher level of judgment and greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements are: (i) allowance for doubtful accounts, (ii) intangible assets arising from concession agreements and program contracts, (iii) pension plan liabilities, (iv) deferred income tax and social contribution, and (v) provisions.

6                Cash and cash equivalents

	March 31, 2020	December 31, 2019
Cash and banks	101,587	176,497
Cash equivalents	2,221,779	2,076,713
Total	2,323,366	2,253,210

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements and fund shares (accruing CDI interest rates), whose original maturities or intention of realization by the Company are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value, deposited in a fund, in which SABESP is exclusive quotaholder, at Banco do Brasil.

The fund is intended, exclusively, to receive funds from SABESP and, as of March 31, 2020, it was essentially composed of investments in governments bonds, repurchase agreements backed by national treasury notes and fixed income financial assets.

Due to SABESP is the exclusive quotaholder and has control over the fund, it should be consolidated in the Company's financial statements; however, due to the fact that 99% of the balance has already been presented in SABESP's financial statements under the items cash and cash equivalents and the magnitude of the remaining balance, referring to the fund's management and maintenance expenses, is irrelevant, the Company decided not to present the balances between Parent Company and Consolidated due to the fact that there is no significant difference between such balances and for not generating relevant disclosure to users of the financial statements.

As of March 31, 2020, the average yield of financial investments corresponds to 95.44% of CDI (98.02% as of December 31, 2019).

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Notes to the Interim Financial Information

7	Restricted cash
		March 31, 2020	December 31, 2019
	Agreement with the São Paulo government (i)	17,200	17,068
	Brazilian Federal Savings Bank – escrow deposits (ii)	3,388	2,245
	Other	5,775	6,705
		26,363	26,018

(i)      Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii)    Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

8	Trade receivables (a) Statement of financial position details
		March 31, 2020	December 31, 2019
	Private sector:
	General (i) and special (ii) customers	1,617,327	1,505,150
	Agreements (iii)	390,625	378,341
		2,007,952	1,883,491
	Government entities:
	Municipal	467,397	472,666
	Federal	4,160	2,805
	Agreements (iii)	302,796	277,047
		774,353	752,518
	Wholesale customers – Municipal governments: (iv)
	Mogi das Cruzes	3,266	3,278
	São Caetano do Sul	6,912	9,871
	Total wholesale customers – Municipal governments	10,178	13,149
	Unbilled supply	670,134	745,884
	Subtotal	3,462,617	3,395,042
	Allowance for doubtful accounts	(1,161,005)	(1,042,015)
	Total	2,301,612	2,353,027

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Notes to the Interim Financial Information

	March 31, 2020	December 31, 2019
Current	2,071,837	2,137,752
Noncurrent	229,775	215,275
	2,301,612	2,353,027

(i)    General customers - residential and small and mid-sized companies;

(ii)   Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, etc.);

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements; and

(iv)  Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. The balance presented does not include the municipality of Mauá, as it is questioning in court the tariffs charged. Therefore, SABESP did not record revenues and receivables from such Municipality due to low expectation of realization, in accordance with IFRS 15 and IFRS 9, as the Company does not believe that it is likely that it will receive the consideration it is entitled to in exchange for the services transferred to the municipalities.

The historical value of unrecognized receivables of the municipality of Mauá totaled R$ 697,396 and R$ 677,298 as of March 31, 2020 and December 31, 2019, respectively.

(b)        The aging of trade receivables is as follows

	March 31, 2020	December 31, 2019
Current	1,726,669	1,762,606
Past-due:
Up to 30 days	356,573	330,488
From 31 to 60 days	174,427	164,913
From 61 to 90 days	102,476	86,765
From 91 to 120 days	69,266	58,971
From 121 to 180 days	110,266	81,003
From 181 to 360 days	34,032	33,206
Over 360 days	888,908	877,090
Total past-due	1,735,948	1,632,436
Total	3,462,617	3,395,042

The increase in the past-due balance was mainly due to higher default of private sector.

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Notes to the Interim Financial Information

(c)        Allowance for doubtful accounts

	January to March 2020	January to March 2019
Balance at the beginning of the period	1,042,015	1,099,442
Private sector/government entities	126,487	(9,857)
Recoveries	(7,497)	(8,505)
Net additions/(recoveries) in the period	118,990	(18,362)
Balance at the end of the period	1,161,005	1,081,080
Reconciliation of estimated/historical losses at the result	January to March 2020	January to March 2019
Write-offs	(37,768)	(22,812)
(Losses)/reversal with state entities – related parties	(731)	(3,310)
(Losses) with private sector/government entities	(126,487)	9,857
Recoveries	7,497	8,505
Amount recorded as expense	(157,489)	(7,760)

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

9                Related-party balances and transactions

(a)        Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	March 31, 2020	December 31, 2019
Accounts receivable
Current:
Sanitation services	128,493	131,851
Allowance for losses	(40,148)	(39,417)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	15,678	31,584
- GESP Agreement – 2015	71,235	68,888
Total current	175,258	192,906
Noncurrent:
Agreement for the installment payment of sanitation services	9,304	10,883
Reimbursement of additional retirement and pension benefit paid (G0):

-GESPAgreement –2015(iv)	641,109	647,107

Total noncurrent	650,413	657,990

Total receivables from shareholders	825,671	850,896
Assets:
Sanitation services	97,649	103,317
Reimbursement of additional retirement and pension benefits paid (G0)	728,022	747,579
Total	825,671	850,896
Liabilities:
Interest on capital payable to related parties	401,963	401,963
	January to March 2020	January to March 2019
Revenue from sanitation services	141,885	123,000
Payments from related parties	(149,495)	(125,098)
Receipt of GESP reimbursement referring to Law 4,819/1958	(54,202)	(44,786)

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Notes to the Interim Financial Information

(b)        São Paulo State Government – GESP

(i)             Disputed amounts

As of March 31, 2020 and December 31, 2019, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,216,018 and R$ 1,195,217, respectively. The Company created allowances for doubtful accounts for such amounts.

(ii)           Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of March 31, 2020 and December 31, 2019, the amounts corresponding to the actuarial liability totaled R$ 3,055,143 and R$ 3,046,255, respectively. For detailed information on additional retirement and pension benefits, see Note 19 (b).

(c)        Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies and SABESP will continue using the reservoirs.

As of March 31, 2020, the balances of the agreement totaled R$ 17,233 and R$ 91,396 (R$ 16,653 and R$ 87,231 as of December 31, 2019), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(d)       Agreements with reduced tariff for State and Municipal Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

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Notes to the Interim Financial Information

(e)        Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(f)         Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. From January to March 2020 and 2019, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 688 and R$ 1,454.

From January to March 2020, expenses related to personnel assigned by other entities to the Company totaled
R$ 80, and correspond to a member of the Board of Executive Officers. There were no expenses in the same period in 2019.

(g)        Non-operating assets

As of March 31, 2020 and December 31, 2019, the Company had an amount of R$ 3,613 related to land and lent structures.

(h)       SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of March 31, 2020 amounted to R$ 311,543 (R$ 314,677 as of December 31, 2019), according to Note 19 (b).

(i)         Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers totaled R$ 1,583 from January to March 2020 and R$ 1,013 from January to March 2019, respectively. Additional amounts of R$ 360 and R$ 170, related to the bonus program, was recorded from January to March 2020 and 2019, respectively.

(j)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of March 31, 2020, the balance of principal and interest of this agreement totaled R$ 32,425, which was recorded in Noncurrent assets, under Other assets (R$ 34,992 as of December 31, 2019), at CDI + 1.2% p.a. As of January 27, 2020, the Company received R$ 3,000, of which R$ 1,231 for amortization of principal and R$ 1,769 for amortization of interest.

The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

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Notes to the Interim Financial Information

(k)        “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/2012, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until March 31, 2020, the program total amount was R$ 119,763 (R$ 117,272 as of December 31, 2019); as of March 31, 2020 and December 31, 2019, there was no balance receivable from related parties. As of March 31, 2020, R$ 67,589 (R$ 65,099 as of December 31, 2019) was recorded under intangible assets. R$ 52,174 was reimbursed by GESP (R$ 52,174 as of December 31, 2019) from the beginning of the program until March 31, 2020.

10             Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity accounting in the following investees:

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Dividends distributed	Profit (loss) for the period
	March 31, 2020	December 31, 2019	January to March 2020	January to March 2020	(*)	January to March 2019

Sesamm	47,667	45,923	-	1,744	-	(648)
Águas de Andradina	27,292	30,065	(1,056)	908	(2,625)	434
Águas de Castilho	7,285	7,242	(394)	424	13	184
Saneaqua Mairinque	4,167	4,783	-	(616)	-	(313)
Attend Ambiental	10,020	7,486	-	2,569	(35)	(545)
Aquapolo Ambiental	42,623	37,772	-	4,851	-	4,448
Paulista Geradora de Energia	7,136	7,144	-	(8)	-	(113)

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Notes to the Interim Financial Information

	Investments		Dividends distributed	Equity result			Interest percentage
	March 31, 2020	December 31, 2019	January to March 2020	January to March 2020	(*)	January to March 2019	March 31, 2020	December 31, 2019

Sesamm	17,161	16,533	-	628	-	(233)	36%	36%
Águas de Andradina	8,188	9,020	(317)	272	(787)	130	30%	30%
Águas de Castilho	2,186	2,172	(118)	128	4	54	30%	30%
Saneaqua Mairinque	1,249	1,434	-	(185)	-	(94)	30%	30%
Attend Ambiental	4,509	3,369	-	1,156	(16)	(246)	45%	45%
Aquapolo Ambiental	20,885	18,508	-	2,377	-	2,180	49%	49%
Paulista Geradora de Energia	1,784	1,786	-	(2)	-	(27)	25%	25%
Total	55,962	52,822	(435)	4,374	(799)	1,764
Other investments	365	365
Total	56,327	53,187

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2019 were issued after disclosure of SABESP’s financial statements.

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Notes to the Interim Financial Information

11          Investment properties

	December 31, 2019	Depreciation	March 31, 2020

Investment properties	47,562	(12)	47,550

	December 31, 2018	Depreciation	March 31, 2019

Investment properties	47,620	(12)	47,608

As of March 31, 2020 and December 31, 2019, the market value of these properties was approximately R$ 392,000 and R$ 386,000, respectively.

12          Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 13.

	December 31, 2019	Additions (ii)	Transfers	Transfer of works to intangible assets	March 31, 2020 (i)

Total contract asset	7,617,714	681,120	35	(308,994)	7,989,875

	December 31, 2018	Additions	Transfer of works to intangible assets	March 31, 2019

Total contract asset	7,407,948	667,391	(237,756)	7,837,583

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Notes to the Interim Financial Information

(i)              The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,622 million, R$ 396 million and R$ 375 million, respectively.

(ii)             The largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 230 million, R$ 52 million and R$ 42 million, respectively.

As of March 31, 2020, the contract asset included R$ 276,893, recorded as lease (R$ 276,893 as of December 31, 2019).

13          Intangible assets

(a)        Statement of financial position details

	March 31, 2020			December 31, 2019

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Concession agreements – equity value	2,076,890	(581,673)	1,495,217	2,066,459	(571,606)	1,494,853
Concession agreements – economic value	1,351,089	(643,454)	707,635	1,334,531	(621,679)	712,852
Program contracts	19,554,671	(5,769,649)	13,785,022	19,413,768	(5,594,068)	13,819,700
Program contracts – commitments	1,651,434	(299,319)	1,352,115	1,651,434	(286,559)	1,364,875
Service contracts – São Paulo	19,334,654	(5,041,502)	14,293,152	19,217,091	(4,826,328)	14,390,763
Software license of use	839,733	(373,954)	465,779	829,739	(358,033)	471,706
Right of use	136,230	(56,909)	79,321	113,233	(42,535)	70,698
Total	44,944,701	(12,766,460)	32,178,241	44,626,255	(12,300,808)	32,325,447

(b)        Changes

	December 31, 2019	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	-	(12,383)	28,026	73	(192)	(15,160)	1,495,217
Concession agreements – economic value	712,852	-	-	16,634	(3)	(2)	(21,846)	707,635
Program contracts (*)	13,819,700	1,572	12,383	131,891	1,310	(2,219)	(179,615)	13,785,022
Program contracts – commitments	1,364,875	-	-	-	-	-	(12,760)	1,352,115
Service contracts – São Paulo	14,390,763	700	-	123,026	(2,203)	(2,940)	(216,194)	14,293,152
Software license of use	471,706	-	-	9,417	455	-	(15,799)	465,779
Right of use	70,698	22,997	-	-	-	-	(14,374)	79,321
Total	32,325,447	25,269	-	308,994	(368)	(5,353)	(475,748)	32,178,241

(*)  As of March 31, 2020,  Concession agreements  –  equity value, and Program contracts included leases in the amounts of R$ 84,563  and  R$ 202,445  (R$ 87,266  and R$ 205,558 as of December 31, 2019), respectively.

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Notes to the Interim Financial Information

	December 31, 2018	Firs-time adoption of IFRS 16	Additions	Transfer to indemnities receivable	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2019
Intangible right arising from:
Concession agreements – equity value (*)	4,073,344	-	5	(4,345)	19,487	(875)	(23)	(20,097)	4,067,496
Concession agreements – economic value	1,232,009	-	-	-	31,050	14,284	(438)	(26,641)	1,250,264
Program contracts (*)	8,777,929	-	209	-	117,040	(737)	(663)	(137,223)	8,756,555
Program contracts – commitments	1,079,551	-	-	-	-	-	-	(10,632)	1,068,919
Service contracts – São Paulo	13,391,452	-	1,045	-	65,260	(14,721)	(1,986)	(182,607)	13,258,443
Software license of use	458,175	-	-	-	4,919	-	-	(15,837)	447,257
Right of use	-	64,955	35,099	-	-	-	-	(8,510)	91,544
Total	29,012,460	64,955	36,358	(4,345)	237,756	(2,049)	(3,110)	(401,547)	28,940,478

(*)  As of March 31, 2019, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 95,374 and R$ 214,654, respectively.

In the first quarter of 2020, the Company renewed program contracts with the municipalities of Meridiano and Pinhalzinho for 30 years.

The Company also entered into an agreement with the municipality of Tejupá in March 2020 for 40 years; however, operations will start in September 2020 only.

(c)        Intangible rights arising from concession agreements

The Company had obligations recorded in Program Contract– Commitments under current liabilities in the amounts of R$ 275,993 and R$ 273,932 as of March 31, 2020 and December 31, 2019, respectively, and under noncurrent liabilities in the amounts of R$ 76,613 and R$ 103,321 as of March 31, 2020 and December 31, 2019, respectively.

(d)       Capitalization of interest and other finance charges

From January to March 2020, the Company capitalized interest and inflation adjustment, including exchange variation, in concession intangible assets, totaling R$ 71,057 (R$ 80,014 from January to March 2019) during the construction period.

(e)        Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the Company’s margin is lower, normally, to cover administration costs and assume the responsibility for primary risks. As of March 31, 2020 and 2019, the margin was 2.3%.

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Notes to the Interim Financial Information

The construction margin from January to March 2020 and 2019 was R$ 12,655 and R$ 13,569, respectively.

(f)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From January to March 2020, expropriations totaled R$ 7,316 (R$ 7,819 from January to March 2019).

(g)        Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

As of March 31, 2020 and December 31, 2019, the carrying amounts related to this PPP recorded in intangible assets were R$ 345,793 and R$ 348,586, respectively.

São Lourenço Production System

As of March 31, 2020 and December 31, 2019, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, totaled R$ 3,115,362 and R$ 3,235,008, respectively.

The main works of the São Lourenço Production System were concluded in the first quarter of 2019, with completion of the work phase (phase 1) on November 1, 2019, after contractual clauses were met and no documents were pending.

The obligations assumed by the Company as of March 31, 2020 and December 31, 2019 are shown in the table below:

	March 31, 2020			December 31, 2019
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	44,878	204,439	249,317	44,003	208,217	252,220
São Lourenço	66,222	2,957,161	3,023,383	66,288	2,975,472	3,041,760
Total	111,100	3,161,600	3,272,700	110,291	3,183,689	3,293,980

(h)       Amortization of intangible assets

The amortization average rate totaled 4.6% and 4.4% as of March 31, 2020 and 2019, respectively.

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Notes to the Interim Financial Information

(i)         Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and prepare them for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

(j)         Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to March 2020, SABESP maintained the amounts of R$ 1,326, R$ 2,290 and R$ 492 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Nature	March 31, 2020	December 31, 2019

Leases - Contract asset	276,893	276,893

Leases – Concession and Program Contract	287,008	292,824
- Cost	405,426	405,426
- Accumulated amortization	(118,418)	(112,602)
Other assets	79,321	70,698
- Vehicles	113,645	91,709
- Properties	13,309	13,309
- Equipment	4,329	3,801
- Other	4,947	4,414
- Accumulated amortization	(56,909)	(42,535)
Right of use	643,222	640,415

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 15.

The table below shows the impact in the Company’s income statements:

Impact in the income statement
	March 31, 2020	March 31, 2019

Right of use amortization	(20,189)	(14,197)
Financial result – interest expense and inflation adjustment	(15,693)	(10,745)
Short-term and low-value lease expenses	(4,108)	(12,723)
Decrease of the income of the period	(39,990)	(37,665)

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Notes to the Interim Financial Information

14          Property, plant and equipment

(a)        Statement of financial position details

	March 31, 2020				December 31, 2019
	Cost	Accumulated depreciation	Net	Average depreciation rate	Cost	Accumulated depreciation	Net	Average depreciation rate
Land	92,962	-	92,962	-	92,962	-	92,962	-
Buildings	82,512	(40,723)	41,789	2.1%	82,143	(40,438)	41,705	2.1%
Equipment	407,929	(254,551)	153,378	15.8%	402,850	(250,577)	152,273	16.3%
Transportation equipment	9,439	(6,937)	2,502	9.9%	8,946	(6,962)	1,984	9.9%
Furniture and fixtures	31,526	(13,355)	18,171	6.7%	31,365	(13,146)	18,219	6.7%
Other	7,973	(325)	7,648	5.0%	7,559	(309)	7,250	5.0%
Total	632,341	(315,891)	316,450	12.1%	625,825	(311,432)	314,393	12.5%

(b)        Changes

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2020
Land	92,962	-	-	-	-	92,962
Buildings	41,705	284	85	-	(285)	41,789
Equipment	152,273	8,277	(56)	(46)	(7,070)	153,378
Transportation equipment	1,984	298	361	-	(141)	2,502
Furniture and fixtures	18,219	405	(147)	(8)	(298)	18,171
Other	7,250	323	90	-	(15)	7,648
Total	314,393	9,587	333	(54)	(7,809)	316,450

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	16	(323)	-	(577)	39,241
Equipment	116,086	17,473	882	(27)	(8,224)	126,190
Transportation equipment	3,473	296	(188)	-	(185)	3,396
Furniture and fixtures	13,578	657	1,424	(6)	(303)	15,350
Other	1,371	354	271	-	(15)	1,981
Total	267,612	18,796	2,049	(33)	(9,304)	279,120

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Notes to the Interim Financial Information

15          Borrowings and financing

Borrowings and financing outstanding balance	March 31, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	35,063	-	35,063	41,021	-	41,021
12th issue debentures	45,450	192,470	237,920	45,450	203,829	249,279
14th issue debentures	42,170	40,128	82,298	41,940	63,012	104,952
17th issue debentures	89,179	177,969	267,148	289,211	263,226	552,437
18th issue debentures	34,457	129,628	164,085	34,239	133,679	167,918
21st issue debentures	149,917	349,776	499,693	150,000	349,660	499,660
22nd issue debentures	99,886	669,855	769,741	-	765,689	765,689
23rd issue debentures	-	864,622	864,622	-	864,603	864,603
24th issue debentures	-	402,094	402,094	-	395,855	395,855
Brazilian Federal Savings Bank	85,761	1,344,592	1,430,353	83,519	1,341,660	1,425,179
Brazilian Development Bank - BNDES PAC	11,185	25,066	36,251	11,184	27,854	39,038
Brazilian Development Bank - BNDES PAC II 9751	6,537	39,056	45,593	6,990	40,685	47,675
Brazilian Development Bank - BNDES PAC II 9752	3,913	23,479	27,392	3,913	24,457	28,370
Brazilian Development Bank - BNDES ONDA LIMPA	23,704	94,664	118,368	23,704	100,582	124,286
Brazilian Development Bank - BNDES TIETÊ III	52,874	369,976	422,850	52,874	383,191	436,065
Brazilian Development Bank - BNDES 2015	31,712	452,747	484,459	31,712	460,646	492,358
Brazilian Development Bank - BNDES 2014	4,659	24,259	28,918	4,659	25,411	30,070
Leases	86,378	449,124	535,502	78,402	455,722	534,124
Other	1,987	11,131	13,118	1,665	8,207	9,872
Interest and charges	52,200	-	52,200	77,460	-	77,460
Total in local currency	857,032	5,660,636	6,517,668	977,943	5,907,968	6,885,911

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Notes to the Interim Financial Information

Borrowings and financing outstanding balance	March 31, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 56,530 thousand (US$ 61,668 thousand in December 2019)	53,433	240,447	293,880	41,428	207,140	248,568
Inter-American Development Bank - BID 2202 – US$ 494,617 thousand (US$ 510,573 thousand in December 2019)	165,894	2,390,666	2,556,560	128,623	1,914,298	2,042,921
International Bank of Reconstruction and Development - BIRD – US$ 85,831 thousand (US$ 88,871 thousand in December 2019)	31,606	411,478	443,084	24,505	330,898	355,403
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2019)	1,818,927	-	1,818,927	1,409,921	-	1,409,921
JICA 15 – ¥ 10,948,085 thousand (¥ 11,524,300 thousand in December 2019)	55,720	473,620	529,340	42,813	385,315	428,128
JICA 18 – ¥ 9,843,520 thousand (¥ 10,361,600 thousand in December 2019)	50,098	425,638	475,736	38,493	346,237	384,730
JICA 17 – ¥ 3,323,892 thousand (¥ 2,830,420 thousand in December 2019)	16,225	143,660	159,885	12,466	91,845	104,311
JICA 19 – ¥ 30,829,806 thousand (¥ 31,736,565 thousand in December 2019)	87,684	1,400,969	1,488,653	67,372	1,109,644	1,177,016
BID 1983AB – US$ 40,769 thousand (US$ 40,769 thousand in December 2019)	91,977	118,714	210,691	71,312	91,521	162,833
Interest and charges	55,944	-	55,944	44,967	-	44,967
Total in foreign currency	2,427,508	5,605,192	8,032,700	1,881,900	4,476,898	6,358,798

Total borrowings and financing	3,284,540	11,265,828	14,550,368	2,859,843	10,384,866	13,244,709

Exchange rate as of March 31, 2020: US$ 5.1987; ¥ 0.04835 (as of December 31, 2019: US$ 4.0307; ¥ 0.03715).

As of March 31, 2020, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI + 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI + 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.63% (series 1) and CDI + 0.49% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
Brazilian Federal Savings Bank	Own funds	2020/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Leases	-	2035	4.25% to 10.47%	IPC
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

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Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange variation

Inter-American Development Bank - BID 1212 – US$ 56,530 thousand	Government	2025	3.73% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 494,617 thousand	Government	2035	2.75% (*)	US$
International Bank for Reconstruction and Development - BIRD 7662 – US$ 85,206 thousand	Government	2034	1.02% (*)	US$
International Bank for Reconstruction and Development - BIRD 8916 – US$ 625 thousand	Government	2048	2.12% (*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 10,948,085 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 9,843,520 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,323,892 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 30,829,806 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 40,769 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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Notes to the Interim Financial Information

(i)      Payment schedule – accounting balances as of March 31, 2020

	2020	2021	2022	2023	2024	2025	2026 to 2039	TOTAL
LOCAL CURRENCY
Debentures	267,386	486,141	565,208	367,886	702,802	282,068	651,173	3,322,664
Brazilian Federal Savings Bank	63,998	89,190	94,042	86,950	85,771	91,143	919,259	1,430,353
BNDES	100,938	134,584	134,584	128,892	123,400	105,467	435,966	1,163,831
Leases	79,224	50,758	35,024	34,039	37,080	40,401	258,976	535,502
Other	1,396	2,918	3,101	3,050	1,384	1,269	-	13,118
Interest and charges	52,200	-	-	-	-	-	-	52,200
TOTAL IN LOCAL CURRENCY	565,142	763,591	831,959	620,817	950,437	520,348	2,265,374	6,517,668
FOREIGN CURRENCY
BID	109,664	219,327	219,327	219,327	219,327	219,327	1,644,141	2,850,440
BIRD	15,803	31,606	31,606	31,606	31,606	31,606	269,251	443,084
Eurobonds	1,818,927	-	-	-	-	-	-	1,818,927
JICA	106,795	203,546	203,546	203,546	203,546	203,546	1,529,089	2,653,614
BID 1983AB	91,977	39,990	39,990	38,734	-	-	-	210,691
Interest and charges	55,944	-	-	-	-	-	-	55,944
TOTAL IN FOREIGN CURRENCY	2,199,110	494,469	494,469	493,213	454,479	454,479	3,442,481	8,032,700
Total	2,764,252	1,258,060	1,326,428	1,114,030	1,404,916	974,827	5,707,855	14,550,368

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Notes to the Interim Financial Information

(ii)     Changes

	December 31, 2019	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Accrued interest and rates - Capitalized	Expenses with borrowing costs	March 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	(250)	18,607	-	(70,111)	(337,775)	41,162	3,931	667	3,367,459
Brazilian Federal Savings Bank	1,429,250	-	25,634	-	-	-	(28,112)	(20,460)	18,659	9,463	-	1,434,434
BNDES	1,201,411	-	-	-	-	-	(20,587)	(34,096)	13,441	6,892	65	1,167,126
Leases	534,124	22,997	-	-	(289)	-	(11,052)	(21,352)	11,074	-	-	535,502
Other	9,898	-	3,593	-	-	-	(145)	(346)	143	4	-	13,147
TOTAL IN LOCAL CURRENCY	6,885,911	22,997	29,227	(250)	18,318	-	(130,007)	(414,029)	84,479	20,290	732	6,517,668

FOREIGN CURRENCY
BID	2,316,190	-	-	-	627,229	24,907	(39,415)	(93,424)	7,685	14,595	239	2,858,006
BIRD	357,880	-	-	(352)	102,072	878	(5,159)	(14,950)	2,672	476	35	443,552
Eurobonds	1,413,956	-	-	-	408,800	-	-	-	31,622	2,994	205	1,857,577
JICA	2,106,908	-	1,167	-	610,820	5,220	(18,502)	(57,826)	9,637	1,445	47	2,658,916
BID 1983AB	163,864	-	-	-	47,618	-	-	-	2,675	252	240	214,649
TOTAL IN FOREIGN CURRENCY	6,358,798	-	1,167	(352)	1,796,539	31,005	(63,076)	(166,200)	54,291	19,762	766	8,032,700
Total	13,244,709	22,997	30,394	(602)	1,814,857	31,005	(193,083)	(580,229)	138,770	40,052	1,498	14,550,368

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Notes to the Interim Financial Information

	December 31, 2018	Additions (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and rates - Capitalized	Expenses with borrowing costs	March 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	-	(188)	15,090	-	(116,081)	(936,628)	46,805	4,556	2,186	2,502,601
Brazilian Federal Savings Bank	1,345,684	-	25,900	-	-	-	(26,833)	(20,007)	18,625	8,223	-	1,351,592
BNDES	1,072,605	-	-	-	1,918	638	(20,038)	(30,752)	15,506	4,889	52	1,044,818
Leases (*)	568,666	100,054	-	-	-	1,729	(9,703)	(12,304)	10,744	3,944	-	663,130
FINEP	9,571	-	-	-	23	-	(171)	(345)	170	-	-	9,248
TOTAL IN LOCAL CURRENCY	6,483,387	100,054	25,900	(188)	17,031	2,367	(172,826)	(1,000,036)	91,850	21,612	2,238	5,571,389

FOREIGN CURRENCY
BID	2,399,985	-	-	-	(7,608)	17,464	(40,579)	(86,249)	6,772	14,151	239	2,304,175
BIRD	356,420	-	-	-	1,389	611	(5,014)	-	2,102	387	5	355,900
Deutsche Bank	292,872	-	-	-	1,643	-	(6,119)	-	5,563	548	911	295,418
Eurobonds	1,358,412	-	-	-	7,665	-	-	-	22,829	2,264	206	1,391,376
JICA	2,036,128	-	78,143	(40)	(4,193)	(903)	(16,626)	(67,757)	7,373	503	46	2,032,674
BID 1983AB	225,592	-	-	-	1,280	-	-	-	2,489	244	223	229,828
TOTAL IN FOREIGN CURRENCY	6,669,409	-	78,143	(40)	176	17,172	(68,338)	(154,006)	47,128	18,097	1,630	6,609,371
Total	13,152,796	100,054	104,043	(228)	17,207	19,539	(241,164)	(1,154,042)	138,978	39,709	3,868	12,180,760

(*)     Additions of leases include R$ 64,955 in 2019, corresponding to the first-time adoption of standard CPC 06 (R2) as of January 1, 2019.

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Notes to the Interim Financial Information

(a)        Main events in the three-month period ended March 31, 2019

(i)             Debentures

As of January 2020, the Company amortized the last installment of series 2 of the 17th issue debentures, totaling R$ 291.8 million.

(b)        Lease

The Company has lease agreements signed as Asset Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 13 (j))

(c)        Financial commitments – Covenants

The table below shows the most restrictive covenants as of March 31, 2020.

Covenants
Adjusted EBITDA/Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt/Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt/Adjusted EBITDA	Lower than 3.65
Other Onerous Debt(1) /Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA/Financial Expenses Paid	Equal to or higher than 2.35
Net Debt/Adjusted EBITDA	Equal to or lower than 3.50
(1) “Other Onerous Debts” correspond to the sum of pension obligations and health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of March 31, 2020 and December 31, 2019, the Company met the requirements set forth by its borrowing and financing agreements.

(c)      Borrowings and financing – Credit limited

Agent	March 31, 2020
(in millions of reais (*))
Brazilian Federal Savings Bank	1,704
Brazilian Development Bank (BNDES)	1,203
Japan International Cooperation Agency (JICA)	99
Inter-American Development Bank (BID)	1,560
International Bank for Reconstruction and Development (BIRD)	1,296
Other	49
TOTAL	5,911

(*) Brazilian Central Bank’ exchange rate as of March 31, 2020 (US$1.00 = R$5.1987;  ¥1.00 = R$0.04835).

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Notes to the Interim Financial Information

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

16          Taxes and contributions

(a)         Current assets

	March 31, 2020	December 31, 2019
Recoverable taxes
Income tax and social contribution	376,050	136,436
Withholding income tax (IRRF) on financial investments	2,440	1,359
Other federal taxes	7,584	3,471
Total	386,074	141,266

(b)         Current liabilities

	March 31, 2020	December 31, 2019
Tax obligations
Cofins and Pasep	85,906	94,027
INSS (social security contribution)	39,732	39,404
IRRF (withholding income tax)	7,902	69,932
Other	39,060	46,955
Total	172,600	250,318

17        Deferred taxes and contributions

(a) Statement of financial position details

	March 31, 2020	December 31, 2019
Deferred tax assets
Provisions	365,866	366,673
Pension plan liabilities - G1	156,982	157,998
Donations of underlying assets on concession agreements	51,199	51,818
Credit losses	183,456	145,622
Other	188,080	183,147
Total deferred tax assets	945,583	905,258

Deferred tax liabilities
Temporary difference on concession of intangible asset	(403,607)	(408,732)
Capitalization of borrowing costs	(404,322)	(409,236)
Profit on supply to government entities	(368,973)	(372,289)
Actuarial (gain)/loss – G1 Plan	(54,222)	(54,222)
Construction margin	(50,916)	(83,399)
Borrowing costs	(10,952)	(11,376)
Total deferred tax liabilities	(1,292,992)	(1,339,254)

Deferred tax assets/(liabilities), net	(347,409)	(433,996)

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Notes to the Interim Financial Information

(b) Changes

Deferred tax assets	December 31, 2019	Net change	March 31, 2020
Provisions	366,673	(807)	365,866
Pension plan liabilities - G1	157,998	(1,016)	156,982
Donations of underlying assets on concession agreements	51,818	(619)	51,199
Credit losses	145,622	37,834	183,456
Other	183,147	4,933	188,080
Total	905,258	40,325	945,583

Deferred tax liabilities
Temporary difference on concession of intangible asset	(408,732)	5,125	(403,607)
Capitalization of borrowing costs	(409,236)	4,914	(404,322)
Profit on supply to government entities	(372,289)	3,316	(368,973)
Actuarial (gain)/loss – G1	(54,222)	-	(54,222)
Construction margin	(83,399)	32,483	(50,916)
Borrowing costs	(11,376)	424	(10,952)
Total	(1,339,254)	46,262	(1,292,992)

Deferred tax assets/(liabilities), net	(433,996)	86,587	(347,409)

Deferred tax assets	December 31, 2018	Net change	March 31, 2019
Provisions	337,833	(32,257)	305,576
Pension plan liabilities - G1	157,044	211	157,255
Donations of underlying assets on concession agreements	54,131	(658)	53,473
Credit losses	197,920	(4,815)	193,105
Other	186,887	(4,197)	182,690
Total	933,815	(41,716)	892,099

Deferred tax liabilities
Temporary difference on concession of intangible asset	(433,842)	6,346	(427,496)
Capitalization of borrowing costs	(420,978)	977	(420,001)
Profit on supply to government entities	(206,978)	(973)	(207,951)
Actuarial (gain)/loss – G1	(36,430)	-	(36,430)
Construction margin	(86,164)	691	(85,473)
Borrowing costs	(10,665)	1,251	(9,414)
Total	(1,195,057)	8,292	(1,186,765)

Deferred tax assets/(liabilities), net	(261,242)	(33,424)	(294,666)

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Notes to the Interim Financial Information

(c) Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2020	January to March 2019

Profit/(loss) before income taxes	(977,257)	991,200
Statutory rate	34%	34%

Estimated expense at statutory rate	332,267	(337,008)
Permanent differences
Provision - Law 4,819/1958 – G0 (i)	(10,095)	(11,926)
Donations	(3,774)	(986)
Other differences	913	6,011

Income tax and social contribution	319,311	(343,909)

Current income tax and social contribution	232,724	(310,485)
Deferred income tax and social contribution	86,587	(33,424)
Effective rate	(33%)	35%

(i) Permanent difference related to the provision for actuarial liability (Note 19 (b) (ii)).

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Notes to the Interim Financial Information

18             Provisions

(a)        Lawsuits and proceedings that resulted in provisions

(I)  Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14 to the Annual Financial Statements as of December 31, 2019. The terms and payment amounts depend on the outcome of the lawsuits.

	March 31, 2020			December 31, 2019
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	217,459	(10,132)	207,327	253,665	(9,973)	243,692
Supplier claims (ii)	194,980	(303)	194,677	153,654	(298)	153,356
Other civil claims (iii)	83,820	(2,146)	81,674	93,910	(16,496)	77,414
Tax claims (iv)	59,757	(3,574)	56,183	59,143	(3,518)	55,625
Labor claims (v)	312,935	(7,834)	305,101	325,129	(12,329)	312,800
Environmental claims (vi)	207,125	(29)	207,096	192,950	(29)	192,921
Total	1,076,076	(24,018)	1,052,058	1,078,451	(42,643)	1,035,808

Current	649,964	-	649,964	550,247	-	550,247
Noncurrent	426,112	(24,018)	402,094	528,204	(42,643)	485,561
(II)  Changes
	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2020
Customer claims (i)	253,665	5,613	7,256	(38,355)	(10,720)	217,459
Supplier claims (ii)	153,654	35,941	5,426	(5)	(36)	194,980
Other civil claims (iii)	93,910	4,683	3,770	(15,312)	(3,231)	83,820
Tax claims (iv)	59,143	149	908	(8)	(435)	59,757
Labor claims (v)	325,129	13,600	9,655	(22,385)	(13,064)	312,935
Environmental claims (vi)	192,950	8,986	6,726	-	(1,537)	207,125
Subtotal	1,078,451	68,972	33,741	(76,065)	(29,023)	1,076,076
Escrow deposits	(42,643)	(822)	(360)	14,431	5,376	(24,018)
Total	1,035,808	68,150	33,381	(61,634)	(23,647)	1,052,058

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Notes to the Interim Financial Information

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2019
Customer claims (i)	290,649	4,061	6,356	(39,259)	(26,588)	235,219
Supplier claims (ii)	67,985	4,710	7,159	(25,970)	(27,129)	26,755
Other civil claims (iii)	98,302	1,372	1,738	(936)	(13,296)	87,180
Tax claims (iv)	63,335	110	622	(4,490)	(1,578)	57,999
Labor claims (v)	302,935	17,173	8,720	(12,582)	(12,498)	303,748
Environmental claims (vi)	170,419	12,293	5,348	-	(208)	187,852
Subtotal	993,625	39,719	29,943	(83,237)	(81,297)	898,753
Escrow deposits	(100,763)	(1,173)	(288)	15,762	58,024	(28,438)
Total	892,862	38,546	29,655	(67,475)	(23,273)	870,315

(b)        Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	March 31, 2020	December 31, 2019
Customer claims (i)	95,167	86,061
Supplier claims (ii)	2,015,727	1,986,736
Other civil claims (iii)	692,438	679,623
Tax claims (iv)	1,188,618	1,184,811
Labor claims (v)	651,247	631,364
Environmental claims (vi)	5,044,071	4,864,894
Total	9,687,268	9,433,489

(c)        Explanation on the nature of the main classes of lawsuits

(i)             Customer claims

Approximately 680 lawsuits (680 as of December 31, 2019) were filed by commercial customers, who claim that their tariffs should correspond to other customer categories, and 320 lawsuits (320 as of December 31, 2019) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (30 as of December 31, 2019) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

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Notes to the Interim Financial Information

(ii)           Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)         Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)          Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

(v)            Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

(vi)          Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company.

(d)               Guarantee insurance for escrow deposit

On May 25, 2019, the Company contracted guarantee insurance for escrow deposit, in the amount of R$ 500 million, for one year. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From January to March 2020, the Company used R$ 0.7 million of the contracted amount (R$ 21.8 million from January to March 2019). A total of R$ 423.8 million from the current contract is outstanding.

19             Employee benefits

(a)        Healthcare plan

Since August 1, 2019, the new health plans managed by Fundação CESP (FUNCESP), which replaced the previous health plans managed by SABESPREV, have been in effect.

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Notes to the Interim Financial Information

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees. In the first quarter of 2020, the Company contributed 8.4%, on average, of gross payroll, totaling R$ 54,021 (7.9% in the first quarter of 2019, totaling R$ 98,890, of which R$ 46,086 corresponding to regular expenses and R$ 52,804 to extraordinary contributions to meet the solvency margin).

(b)        Pension plan liabilities

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais and FUNCESP (iii).

Defined benefit plans

Summary of pension plan liabilities – Liabilities

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2019	(314,677)	(3,046,255)	(3,360,932)
Expenses recognized in 2020	(6,241)	(51,565)	(57,806)
Payments made in 2020	9,375	42,677	52,052
Pension plan liabilities as of March 31, 2020	(311,543)	(3,055,143)	(3,366,686)

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2018	(363,902)	(2,606,107)	(2,970,009)
Expenses recognized in 2019	(10,019)	(56,841)	(66,860)
Payments made in 2019	9,151	40,905	50,056
Pension plan liabilities as of March 31, 2019	(364,770)	(2,622,043)	(2,986,813)

(i)      G1 Plan

Managed by SABESPREV, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•        0.99% of the portion of the salary of participation up to 20 salaries; and

•        8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

In the first quarter of 2020, expenses related to the obligation of defined benefit totaled R$ 4,530, R$ 637 and R$ 397 (R$ 6,193, R$ 1,524 and R$ 1,241 in the first quarter of 2019), allocated to operating costs, selling expenses and administrative expenses, respectively. The amount of R$ 677 was capitalized in assets (R$ 1,061 in 2019).

(ii)    G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of GESP and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by GESP.

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Notes to the Interim Financial Information

In the first quarter of 2020, expenses related to the obligation of the benefit defined in the G0 Plan, recorded under administrative expenses, totaled R$ 51,565, (R$ 56,841 in the first quarter of 2019).

(iii)  Sabesprev Mais and FUNCESP Plan

Since December 31, 2019, the “Sabesprev Mais” Defined Contribution Plan, managed by SABESPREV, has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in the Defined Contribution Plan managed by FUNCESP, as well as those who did not enroll in the Sabesprev Mais Plan.

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

In the first quarter of 2020, expenses related to defined contribution totaled R$ 3,770, R$ 480 and R$ 1,056 (R$ 3,560, R$ 471 and R$ 939 in the first quarter of 2019), allocated to operating costs, selling expenses and administrative expenses, respectively. The amount of R$ 663 was capitalized in assets (R$ 492 in the first quarter of 2019).

(c)        Profit sharing

The Company has a profit-sharing program in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December. From January to March 2020 and 2019, the Company accrued  R$ 24,017 and R$ 22,802, respectively, under Labor liabilities.

20             Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund. The balances as of March 31, 2020 and December 31, 2019 were R$ 632,181 and
R$ 474,078, respectively.

21              Knowledge Retention Program and Consent Decree

a)     Knowledge Retention Program (PRC)

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

As of March 31, 2020, the total balance was R$ 155,491 (R$ 153,377 as of December 31, 2019), recoded in Labor liabilities, under current liabilities.

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Notes to the Interim Financial Information

b)     Consent Decree (TAC)

As of March 31, 2020, the amount accrued under Labor obligations, related to the Consent Decree, totaled R$ 9,982 (R$ 10.472 as of December 31, 2019), of which R$ 7,810 (R$ 8,242 as of December 31, 2019) under current liabilities and R$ 2,172 (R$ 2,230 as of December 31, 2019) under noncurrent liabilities.

22             Equity

(a)        Subscribed and paid-in capital

As of March 31, 2020 and December 31, 2019, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2020		December 31, 2019
	Number of shares	%	Number of shares	%
São Paulo State Government (1) (2)	343,507,756	50.26	343,524,285	50.26
Companhia Brasileira de Liquidação e Custódia	243,622,194	35.64	235,643,765	34.47
The Bank Of New York ADR Department (equivalent in shares) (3)	95,846,470	14.02	103,823,655	15.19
Other	533,449	0.08	518,164	0.08
	683,509,869	100.00	683,509,869	100.00

(1)  includes 343,507,750 shares from the Treasury Department of the São Paulo State and six shares held by Companhia Paulista de Parcerias (CPP), which is controlled by the São Paulo State Government.

(2) There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of the Company’s shares.

(3)  each ADR corresponds to 1 share.

(b)        Interest on capital payable

The Annual Shareholders’ Meeting of April 28, 2020 approved the distribution of dividends as interest on capital in the amount of R$ 799,785,  corresponding to minimum mandatory dividend of R$ 141,203 as additional dividends, totaling R$ 940,988, to be paid on May 29, 2020.

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Notes to the Interim Financial Information

23             Earnings/(loss) per share Basic and diluted

Basic earnings/(loss) per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to March 2020	January to March 2019

Profit/(loss) attributable to Company’s owners	(657,946)	647,291
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings/(loss) per share (reais per share)	(0.96260)	0.94701

24             Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	January to March 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,803,878	521,420	4,325,298
Gross sales deductions	(282,948)	-	(282,948)
Net operating revenue	3,520,930	521,420	4,042,350
Costs, selling, general and administrative expenses	(2,536,885)	(508,765)	(3,045,650)
Income from operations before other operating expenses, net and equity accounting	984,045	12,655	996,700
Other operating income/(expenses), net			2,753
Equity accounting			3,575
Financial result, net			(1,980,285)
Income before income tax and social contribution			(977,257)
Depreciation and amortization	(483,569)	-	(483,569)

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Notes to the Interim Financial Information

	January to March 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,536,147	603,527	4,139,674
Gross sales deductions	(261,170)	-	(261,170)
Net operating revenue	3,274,977	603,527	3,878,504
Costs, selling, general and administrative expenses	(2,156,481)	(589,958)	(2,746,439)
Income from operations before other operating expenses, net and equity accounting	1,118,496	13,569	1,132,065
Other operating income/(expenses), net			7,827
Equity accounting			1,764
Financial result, net			(150,456)
Income before income tax and social contribution			991,200
Depreciation and amortization	(410,863)	-	(410,863)

(i)       See Note 30 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.

(ii)     Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 13 (e) for further information.

Explanation on the reconciliation items for the financial statements. The impacts on gross operating income and costs are as follows:

	January to March 2020	January to March 2019

Gross revenue from construction recognized under ICPC 1 (R1)	521,420	603,527
Construction costs recognized under ICPC 1 (R1)	(508,765)	(589,958)

Construction margin	12,655	13,569

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Notes to the Interim Financial Information

25             Operating revenue

(a)      Revenue from sanitation services:

	January to March 2020	January to March 2019

Metropolitan Region of São Paulo	2,670,166	2,468,134
Regional systems	1,133,712	1,068,013
Total	3,803,878	3,536,147

(b)      Reconciliation between gross operating income and net operating income:

	January to March 2020	January to March 2019

Revenue from sanitation services (i)	3,803,878	3,536,147
Construction revenue	521,420	603,527
Sales tax	(266,051)	(246,521)
Regulation, Control and Oversight Fee (TRCF)	(16,897)	(14,649)
Net revenue	4,042,350	3,878,504

(i)  Includes the amounts of R$ 18,738 and R$ 16,718 from January to March 2020 and 2019, respectively, from the TRCF charged from customers from the municipalities regulated by ARSESP.

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Notes to the Interim Financial Information

26 Operating costs and expenses

	January to March 2020	January to March 2019
Operating costs
Salaries, payroll charges and benefits	(503,677)	(499,548)
Pension plan liabilities	(9,702)	(12,231)
Construction costs (Note 24)	(508,765)	(589,958)
General supplies	(56,649)	(55,100)
Treatment supplies	(93,764)	(86,693)
Outsourced services	(308,964)	(273,954)
Electricity	(325,838)	(282,434)
General expenses	(165,796)	(152,504)
Depreciation and amortization	(448,857)	(384,681)
	(2,422,012)	(2,337,103)

Selling expenses
Salaries, payroll charges and benefits	(67,994)	(70,022)
Pension plan liabilities	(1,314)	(1,678)
General supplies	(1,415)	(1,720)
Outsourced services	(62,060)	(85,977)
Electricity	(363)	(367)
General expenses	(34,386)	(27,236)
Depreciation and amortization	(14,438)	(4,195)
	(181,970)	(191,195)

Bad debt expenses (Note 8 (c))	(157,489)	(7,760)

Administrative expenses
Salaries, payroll charges and benefits	(63,919)	(60,476)
Pension plan liabilities	(31,205)	(37,059)
General supplies	(7,624)	(588)
Outsourced services	(53,097)	(62,244)
Electricity	(333)	(193)
General expenses	(92,231)	(12,010)
Depreciation and amortization	(20,274)	(21,987)
Tax expenses	(15,496)	(15,824)
	(284,179)	(210,381)

Operating costs and expenses
Salaries, payroll charges and benefits	(635,590)	(630,046)
Pension plan liabilities	(42,221)	(50,968)
Construction costs (Note 24)	(508,765)	(589,958)
General supplies	(65,688)	(57,408)
Treatment supplies	(93,764)	(86,693)
Outsourced services	(424,121)	(422,175)
Electricity	(326,534)	(282,994)
General expenses	(292,413)	(191,750)
Depreciation and amortization	(483,569)	(410,863)
Tax expenses	(15,496)	(15,824)
Bad debt expenses (Note 8 (c))	(157,489)	(7,760)
	(3,045,650)	(2,746,439)

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Notes to the Interim Financial Information

27             Financial income (expenses)

	January to March 2020	January to March 2019
Financial expenses
Interest and charges on borrowings and financing – local currency	(73,581)	(81,168)
Interest and charges on borrowings and financing – foreign currency	(49,098)	(42,461)
Other financial expenses	(78,951)	(79,635)
Income tax over international remittance	(5,193)	(4,668)
Inflation adjustment on borrowings and financing	(18,607)	(16,692)
Other inflation adjustments	(32,214)	(11,180)
Interest and inflation adjustments on provisions	(26,261)	(16,673)
Total financial expenses	(283,905)	(252,477)

Financial income
Inflation adjustment gains	36,148	25,810
Income on short-term investments	22,102	38,975
Interest income	45,556	43,162
Cofins and Pasep	(4,877)	(5,019)
Other	3	3
Total financial income	98,932	102,931

Financial income (expenses), net before exchange variation	(184,973)	(149,546)

Net exchange gains (losses)
Exchange variation on borrowings and financing (i)	(1,796,539)	(175)
Exchange gains on assets	1,224	(731)
Other exchange variations	3	(4)
Exchange variations, net	(1,795,312)	(910)

Financial income (expenses), net	(1,980,285)	(150,456)

(i)       Increase of R$ 1,796.4 million in exchange variation on borrowings and financing, mainly due to higher appreciation of the US dollar and Yen against the Real in the first quarter of 2020, of 29.0% and 30.1%, respectively, compared to the variation in the first quarter of 2019, of 0.6% (dollar) and -0.2% (Yen).

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Notes to the Interim Financial Information

28            Other operating income (expenses), net

	January to March 2020	January to March 2019

Other operating income, net	10,039	13,385
Other operating expenses	(7,286)	(5,558)

Other operating income (expenses), net	2,753	7,827

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

29             Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2020 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	2,194,425	1,537,104	696,331	2,902,703	7,330,563
Contractual obligations - Investments	2,953,073	1,966,071	885,878	542,120	6,347,142
Total	5,147,498	3,503,175	1,582,209	3,444,823	13,677,705

The main commitment refers to the São Lourenço PPP. See Note 13 (g).

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Notes to the Interim Financial Information

30            Supplemental cash flow information

	January to March 2020	January to March 2019

Total additions to contract assets (Note 12)	681,120	667,391
Total additions to intangible assets (Note 13 (b))	25,269	101,313

Items not affecting cash (see breakdown below)	(312,816)	(559,152)

Total additions to intangible and contract assets as per statement of cash flows	393,573	209,552

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (d))	71,057	80,014
Contractors payable	111,749	290,109
Public-Private Partnership - São Lourenço PPP (Note 13 (g))	-	75,406
Performance agreements	94,358	-
Right of use (Note 13 (b))	22,997	100,054
Construction margin (Note 24)	12,655	13,569
Total	312,816	559,152

31     Events after the reporting period

•        Tariff Adjustment Index

On April 9, 2020, the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP) published Resolutions 980 and 979.

Resolution 980 disclosed the Company’s tariff adjustment index, of 2.4924%, as follows:

•       IPCA variation of 3.3032% in the period;

•       Efficiency factor (X Factor) of 0.6920%; and

•       Quality factor (Q Factor) of -0.1188%;

However, in accordance with Official Letter SIMA/GAB/370/2020 of the State Secretariat for Infrastructure and Environment that requests ARSESP to evaluate the possibility of postponing the tariff adjustment for 90 days, as an additional measure to Decree 64,879/2020, which recognizes the state of pubic calamity arising from the COVID-19 pandemic, ARSESP resolved to:

•       Postpone the publication of new tariff tables, resulting from the annual tariff adjustment to June 10, 2020;

•       The adjusted tariff tables, including those of the municipalities of Iperó, Pereiras, Santa Branca and Santa Isabel, will be published by June 10, 2020 and will be applied as of thirty (30) days from their publication, as per Law 11,445/2007;

•       The compensatory adjustments for the postponement of the application of the annual tariff adjustment will be calculated until June 10, 2020; and

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Notes to the Interim Financial Information

•       The amount to be compensated will be distributed in the tariffs to be used in the period between July 10, 2020 and May 10, 2021, when the results of the Third Ordinary Tariff Revision will be applied.

Resolution 979 states that ARSESP will assess the economic and financial balance of the provision of services in order to re-establish it in due course, if necessary, because of the impact caused when the company exempted customers in the “Residencial Social” and “Residencial Favela (Shantytown)” categories from paying water/sewage bills. This measure will be valid for 90 days for customers registered on March 19, 2020 for bills issued as of April 1, 2020 in all municipalities operated by the Company.

•        25th Issue Debentures

On April 27, 2020, SABESP held the twenty-fifth issue of debentures in the amount of R$ 1.45 billion, maturing in October 2021, at the CDI + 3.30% per year.

•        Conversion from Dollars to Reais of the debt contracted with the Inter American Development Bank (IDB)

On April 28, 2020, the Company carried out the conversion from Dollars to Reais of the debt contracted with the Inter American Development Bank (IDB) in the amount of US$ 494,616,801.20, corresponding to the debt balance of the 2202 / OC-BR loan related to the Rio Tietê Stage III Depollution Program. The details are:

-  Date: Executed, April 27, 2020 / effective: May 5, 2020

-  Expiration: September 3, 2035

-  Amortization: Semi-annual installments

-  Total amount:

From: US$ 494,616,801.20

To: R$ 2.810,907,281.22

-  Interest rate:

From: Dollar - Libor 3 months + 0.39% per year (*) To: Reais - DI + 0.06% per year (*)

(*) On this rate, the variable margin for loans from IDB Ordinary Capital is added. This rate is periodically determined by the bank and today is at 80 bps.

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ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

PAGE: 77 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDEING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 3/31/2020
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department (1)	343,507,750	50.3%	343,507,750	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	2	0%	2	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,510,758	50.3%	343,510,758	50.3%

Outstanding Shares	339,999,111	49.7%	339,999,111	49.7%

(1) There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of Sabesp’s shares.

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ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 3/31/2019
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	114	0.0%	114	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,527,405	50.3%	343,527,405	50.3%

Outstanding Shares	339,982,464	49.7%	339,982,464	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 3/31/2020 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,507,750	50.3	343,507,750	50.3

PAGE: 79 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Unqualified Report on Special Review

Report on Review of Quarterly Financial Information - ITR

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), contained in the Quarterly Financial Information Form (ITR) for the quarter ended March 31, 2020, comprising the balance sheet as of March 31, 2020 and the respective statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Accounting Pronouncement CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the  interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of added value

The interim financial information referred above comprise the statement of added value (DVA) for the three-month period ended March 31, 2020, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. This statement was submitted to the review procedures performed together with the review of the Quarterly Financial Information, with the purpose to evaluate whether this is reconciled to the financial information and to accounting records, as applicable, and whether their form and presentation and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that the statement of added value referred to above has not been prepared, in all material respects, according to the criteria defined in this Standard and consistently in relation to the  interim financial information taken as a whole.

São Paulo, May 14, 2020

KPMG Auditores Independentes

CRC SP-014428/O-6

(Original report in Portuguese signed by)

Bernardo Moreira Peixoto Neto

Accountant  CRC RJ-064887/O-8

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ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the interim financial information for the period ended March 31, 2020. São Paulo, May 14, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional Systems Officer

PAGE: 81 of 82

ITR - Quarterly Information Form - 3/31/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, item V, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended March 31, 2020.

São Paulo, May 14, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional Systems Officer

PAGE: 82 of 82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 29, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.